Exhibit 99.1

Suzano S.A.

Unaudited condensed consolidated interim financial information as of September 30, 2019

(In thousands of R$, unless otherwise stated)

Condensed Consolidated Interim Balance Sheet

	Note	September 30, 2019	December 31, 2018
ASSETS
CURRENT
Cash and cash equivalents	5	3,714,646	4,387,453
Financial investments	6	4,897,585	21,098,565
Trade accounts receivable	7	2,058,731	2,537,058
Inventories	8	6,258,364	1,853,104
Recoverable taxes	9	1,235,668	296,832
Derivative financial instruments	4	239,161	352,454
Advances to suppliers		138,127	98,533
Assets held for sale			5,718
Other assets		279,096	169,175
Total current assets		18,821,378	30,798,892

NON-CURRENT
Recoverable taxes	9	557,373	231,498
Financial investments	6	177,453
Deferred taxes	11	3,083,218	8,998
Derivative financial instruments	4	677,305	141,480
Advances to suppliers		1,100,257	218,493
Judicial deposits		338,971	129,005
Other assets		201,374	93,935

Biological assets	12	10,280,967	4,935,905
Investments	13	279,263	14,338
Property, plant and equipment	14	41,500,872	17,020,259
Right of use	18.1	4,359,907
Intangible	15	17,968,738	339,841
Total non-current		80,525,698	23,133,752
TOTAL ASSETS		99,347,076	53,932,644

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Balance Sheet

	Note	September 30, 2019	December 31, 2018
LIABILITIES
CURRENT
Trade accounts payable	16	3,325,724	632,565
Loans, financing and debentures	17.1	5,091,236	3,426,696
Lease liabilities	18.2	587,910
Derivative financial instruments	4	1,111,477	596,530
Taxes payable		212,378	243,835
Payroll and charges		439,615	234,192
Liabilities for assets acquisitions and subsidiaries		92,098	476,954
Dividends payable		9,904	5,434
Advance from customers		31,925	75,159
Other liabilities		278,615	367,313
Total current liabilities		11,180,882	6,058,678

NON-CURRENT
Loans, financing and debentures	17.1	58,929,307	32,310,813
Lease liabilities	18.2	3,946,474
Derivative financial instruments	4	2,865,034	1,040,170
Liabilities for assets acquisitions and subsidiaries		463,835	515,558
Provision for judicial liabilities	19	3,495,447	351,270
Employee benefits	20	592,467	430,427
Deferred taxes	11	589,148	1,038,133
Share-based compensation plans	21	126,425	124,318
Other liabilities		121,798	37,342
Total non-current liabilities		71,129,935	35,848,031
TOTAL LIABILITIES		82,310,817	41,906,709

EQUITY	22
Share capital		9,235,546	6,241,753
Capital reserves		6,419,941	674,221
Treasury shares		(218,265)	(218,265)
Retained earnings reserves		3,081,740	2,992,590
Other reserves		2,348,132	2,321,708
Retained earnings (loss)		(3,947,403)
Controlling shareholder´s		16,919,691	12,012,007
Non-controlling interest		116,568	13,928
Total equity		17,036,259	12,025,935
TOTAL LIABILITIES AND EQUITY		99,347,076	53,932,644

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information

(In thousands of R$, unless otherwise stated)

Condensed Consolidated Interim Statements of Income (Loss)

		Third quarter		9 months YTD
	Note	July 1 to September 30, 2019	July 1 to September 30, 2018	September 30, 2019	September 30, 2018

NET SALES	25	6,599,909	4,005,524	18,963,990	10,214,225
Cost of sales	27	(4,986,414)	(1,963,077)	(14,933,426)	(5,231,572)
GROSS PROFIT		1,613,495	2,042,447	4,030,564	4,982,653

OPERATING INCOME (EXPENSES)
Selling	27	(469,014)	(160,988)	(1,367,298)	(433,250)
General and administrative	27	(278,976)	(198,576)	(887,772)	(549,596)
Income from associates and joint ventures	13	15,678	3,990	21,247	3,867
Other, net	27	116,132	47,136	268,447	36,597
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		997,315	1,734,009	2,065,188	4,040,271

NET FINANCIAL INCOME (EXPENSES)	24
Financial expenses		(1,058,484)	(475,378)	(3,123,771)	(1,035,172)
Financial income		108,143	133,722	393,374	215,456
Derivative financial instruments		(1,857,397)	(1,367,075)	(2,236,904)	(3,848,539)
Monetary and exchange variations, net		(3,685,540)	(254,257)	(3,383,054)	(1,421,714)
NET INCOME (LOSS) BEFORE TAXES		(5,495,963)	(228,979)	(6,285,167)	(2,049,698)

Current income taxes	11	(30,414)	(97,275)	(221,992)	(420,147)
Deferred income taxes	11	2,066,142	218,646	2,517,641	1,327,747
NET INCOME (LOSS) FOR THE PERIOD		(3,460,235)	(107,608)	(3,989,518)	(1,142,098)

Attributable to
Controlling shareholders’		(3,460,810)	(107,780)	(3,987,065)	(1,142,856)
Non-controlling interest		575	172	(2,453)	758

Earnings (loss) per share	23
Basic		(2.56504)	(0.09854)	(2.95508)	(1.04524)

Diluted		(2.56504)	(0.09854)	(2.95508)	(1.04524)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

	Third quarter		9 months YTD
	July 1 to September 30, 2019	July 1 to September 30, 2018	September 30, 2019	September 30, 2018
Net income (loss) for the period	(3,460,235)	(107,608)	(3,989,518)	(1,142,098)

Items that will not be reclassified to profit or loss
Exchange rate variation and fair value on financial assets measured at fair value through of comprehensive income
Ensyn Corporation (“Ensyn”) (1)			3,156
CelluForce Inc. (“CelluForce”)	1,406		1,938
Spinnova Oy (“Spinnova”) (1)	(840)		(1,242)
Tax effect of the above items	(193)		(1,310)
	373		2,542

Item that may be subsequently reclassified to profit or loss
Exchange variation on conversion of financial statements and on foreign investments	66,938	36,964	58,525	176,150
	66,938	36,964	58,525	176,150
Total comprehensive income (loss)	(3,392,924)	(70,644)	(3,928,451)	(965,948)

Attributable to
Controlling shareholders’	(3,393,499)	(70,816)	(3,925,998)	(966,706)
Non-controlling interest	575	172	(2,453)	758

(1)             In 2019 the Company revaluated the investment, previously classified as financial investment measured through other comprehensive income, note 3.1.5. and 3.1.6.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A. Unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2019 (In thousands of R$, unless otherwise stated)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital		Capital reserves					Retained earnings reserves
	Share capital	Share issuance costs	Stock options granted	Share issuance costs	Tax incentives	Other	Treasury shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Dividends proposed	Other reserves	Retained earnings (loss)	Total	Non- controlling interest	Total equity
Balances at December 31, 2017	6,241,753		14,237	(15,442)	396,006		(241,088)		406,898	2,281,328	234,591		2,298,328		11,616,611		11,616,611
Total comprehensive income
Net income for the period														(1,142,856)	(1,142,856)	758	(1,142,098)
Other comprehensive income for the period													176,150		176,150		176,150
Transactions with shareholders
Stock options granted			72												72		72
Sold of treasury shares							8,514								8,514		8,514
Non-controlling interest																14,379	14,379
Internal changes in equity
Partial realization of deemed cost, net of taxes													(55,560)	55,560
Stock option exercised			(14,309)				14,309
Transfer between reserves										3,230	359				3,589		3,589
Dividends										(29,977)					(29,977)		(29,977)
Balances at September 30, 2018	6,241,753			(15,442)	396,006		(218,265)		406,898	2,254,581	234,950		2,418,918	(1,087,296)	10,632,103	15,137	10,647,240

Balances at December 31, 2018	6,241,753		5,100	(15,442)	684,563		(218,265)		422,815	1,730,629	242,612	596,534	2,321,708		12,012,007	13,928	12,025,935
Total comprehensive income
Net (loss) for the period														(3,987,065)	(3,987,065)	(2,453)	(3,989,518)
Other comprehensive income for the period													61,067		61,067		61,067
Transactions with shareholders
Share capital increase (note 1.1.1.1 and 22.1)	3,027,528														3,027,528		3,027,528
Share issuance costs (1)		(33,735)		15,442											(18,294)		(18,294)
Stock options granted			3,956												3,956		3,956
Non-controlling interest arising from business combination																105,093	105,093
Unclaimed dividends forfeited										1,122					1,122		1,122
Dividends paid (note 22.2)												(596,534)			(596,534)		(596,534)
Internal changes in equity
Transfers of tax incentives					(684,563)			684,563
Partial realization of deemed cost, net of taxes													(39,662)	39,662
Realization of asset revaluation reserve													5,019		5,019		5,019
Issue of common shares related to business combination (note 1,1,1,1)						6,410,885									6,410,885		6,410,885
Balances at September 30, 2019	9,269,281	(33,735)	9,056			6,410,885	(218,265)	684,563	422,815	1,731,751	242,612		2,348,132	(3,947,403)	16,919,691	116,568	17,036,259

(1)              In 2019, the Company reclassified the share issuance costs from capital reserve to share capital.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statements of Cash Flows

	September 30, 2019	September 30, 2018
OPERATING ACTIVITIES
Net income (loss) for the period Adjustment to:	(3,989,518)	(1,142,098)
Depreciation, depletion and amortization (note 27)	2,879,183	1,175,272
Amortization of fair value adjustment on business combination with Fibria/Facepa/Ibema (note 27)	3,326,974
Amortization of right of use (note 27)	106,925
Amortization of fair value adjustment on business combination with Fibria classified at financial results (note 24)	(69,397)
Interest expense on lease liabilities	153,061
Results from sale, disposals and provision for losses (impairment) of property, plant and equipment and biological assets, net (note 27)	26,281	17,438
Income from associates and joint ventures	(21,247)	(3,867)
Exchange rate and monetary variations, net (note 24)	3,383,054	1,655,901
Interest expenses with financing and loans, debentures and debentures, net	2,528,303	661,472
Accrual of interest on financial investments	(290,303)	(160,636)
Amortization of fundraising costs (notes 17.2)	172,803
Derivative (gains) losses, net (note 24)	2,236,904	3,848,539
Fair value adjustment of biological assets (note 12)	(83,453)	(5,954)
Deferred income tax and social contribution expenses (note 11.1)	(2,517,641)	(1,327,747)
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (note 9)	(128,115)
Interest on employee benefits (note 20.2)	38,762	25,851
Provision/ (Reversal) for judicial liabilities	(21,858)	8,990
Expected credit losses, net (note 7.3)	(14,364)	6,433
Estimated loss in inventories, net (note 8.1)	30,790	(23,140)
Provision for loss of ICMS credits, net	87,496
Reversal of/(addition to) provision for discounts		28,978
Other	(6,861)	156,718
Decrease (increase) in assets
Trade accounts receivable	2,015,294	(395,989)
Inventories	(343,929)	(288,324)
Recoverable taxes	137,786	52,700
Other assets	153,399	(115,955)
Increase (decrease) in liabilities
Trade accounts payables	(726,528)	21,721
Other taxes and contributions paid		(389,467)
Taxes payable	263,662	751,758
Payroll and charges	(196,046)	117,780
Other liabilities	(434,601)	(64,755)
Cash provided by operations, net	8,696,816	4,611,619
Payment of interest with financing and loans and debentures	(2,362,331)	(662,497)
Interest received from financial investments	354,536
Payment of income taxes	(336,480)	(249,476)
Cash provided by operating activities	6,352,541	3,699,646
INVESTING ACTIVITIES
Cash provided by the merger of subsidiary		21,431
Additions to property, plant and equipment (note 14)	(1,622,068)	(899,692)
Additions to intangible assets (note 15)	(12,816)	(6,350)
Additions to biological assets (note 12)	(2,109,268)	(840,223)
Proceeds from sale of assets	153,739	44,131
Increase of capital in subsidiaries and associates	(45,856)
Financial investments	20,428,121	(9,472,426)
Advance for acquisition of wood from operations with development	(294,162)	(3,165)
Acquisition of subsidiaries, net cash (note 1.1.1.2)	(26,002,540)	(315,904)
Other investments	(265)
Cash used in investing activities, net	(9,505,115)	(11,472,198)
FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (note 17.2)	16,315,910	13,253,000
Payment of derivative transactions (note 4.4.4)	(55,997)	(1,263,050)
Payment of loans, financing, debentures (note 17.2)	(12,249,522)	(3,473,928)
Payment of leases (note 18.2)	(425,297)
Payment of dividends	(601,735)	(210,205)
Proceeds from own shares		8,514
Liabilities for assets acquisitions and subsidiaries	(470,396)	(70,666)
Others financing	4,575
Cash provided by financing activities, net	2,517,538	8,243,665
Exchange variation on cash and cash equivalents	(37,771)	157,816
Increase (reduction) in cash and cash equivalents	(672,807)	628,929
Cash and cash equivalents at the beginning for the period	4,387,453	1,076,833
Cash and cash equivalents at the end for the period	3,714,646	1,705,762
Statement of increase (reduction) in cash and cash equivalents	(672,807)	628,929

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

1                               Company Information

Suzano S.A., (current corporate name of Suzano Papel e Celulose S.A., as approved by Extraordinary General Meeting hold on April 1st, 2019), together with its subsidiaries (“Suzano” or collectively “Company”), is a public company with its headquarters office in the city of Salvador, State of Bahia, Brazil.

Suzano owns shares traded in B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed on the New Market under the ticker SUZB3. On December 10, 2018, Suzano began trading its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) common share, Level II, traded in the New York Stock Exchange under the ticker SUZ, pursuant to a program approved by the Brazilian Securities and Exchange Commission (“CVM”).

After the conclusion of business combination with Fibria Celulose S.A. (“Fibria”), on January 14, 2019, the Company now holds 11 industrial units, located in Aracruz (Espírito Santo, State), Belém (Pará, State), Eunápolis (Veracel Celulose S.A. “Veracel” a joint operation with Stora Enso Amsterdam) and Mucuri (Bahia, State), Fortaleza (Ceará, State), Imperatriz (Maranhão, State), Jacareí, Limeira, Rio Verde and Suzano (São Paulo, State) and Três Lagoas (Mato Grosso, State).

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its subsidiaries in Argentina, the United States of America, Switzerland and Austria and its sales offices in China.

The Company’s corporate purpose also includes the commercial operation of eucalyptus forest for its own use, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or project, and the generation and sale of electricity.

The Company is controlled by Suzano Holding S.A., through a Voting Agreement whereby it holds 45.84% of the common shares of its share capital.

This unaudited condensed consolidated interim financial information was approved by the Management Company’s on October 30, 2019.

1.1          Major events in the period

1.1.1       Business Combination with Fibria

On January 3, 2019, acquisition date of control by Suzano, after all fulfilled conditions for the conclusion of business combination and shareholding base, Fibria’s shares were exchanged for Suzano’s shares and on January 14, 2019, Suzano concluded the

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

corporate reorganization process, following the terms of the Agreement signed by both entities on March 15, 2018.

The transferred consideration by Suzano for acquisition of control of Fibria, defined in terms of the Agreement, was as follows:

1.1.1.1   Share exchange ratio

On January 2, 2019, according to Notice to Shareholders, the exchange ratio of the common shares issued by Eucalipto Holding S.A. (“Holding”) held by Fibria’s shareholders for shares issued by Suzano was adjusted from 0.4611 to 0.4613, being the exchange ratio of 0.4613 considered as final. The adjustment in the exchange ratio, compared to the originally announced, was due to (i) a change in the total number of shares issued by Fibria ex-treasury and disregarding the shares resulting from the vesting of option plans between those in the Protocol and Justification and that date of 553,080,611 shares for 553,733,881 shares and (ii) alteration of the number of shares issued by Suzano ex-treasury and disregarding the shares resulting from the vesting of option plans between that contained in the Protocol and Justification and that present date of 1,091,984,141 shares to 1,093,784,141 shares.

As consequence of this adjustment, (i) Suzano issued, as a result of the merger of the Holding, 255,437,439 new common shares in the market value of R$ 36.95, totaling amount of R$ 9,438,413, of which R$ 3,027,528 was recognized as capital increase and R$ 6,410,885, as capital reserve and (ii) the amount attributed to Suzano’s common share to calculate the capital gain, as disclosed in the Notice of Shareholders on November 29, 2018, increased from R$ 15.38 attributed to 0.4611 common share for R$ 15.39 attributed to 0.4613 common share of Suzano.

1.1.1.2   Cash installment

On January 10, 2019, by means of the Notice to Shareholders, the Company communicated the final value of the Adjusted Cash installment, corresponding to the redemption value of each Holding’s redeemable preferred share, originally equivalent to R$ 52.50, (i) reduced by the amount of dividends declared by Fibria on December 3, 2018 and paid in Brazil on December 12, 2018 in the amount of R$ 5.03 per share issued by Fibria (ii) plus R$ 2.73, corresponding to the variation of the average daily rate of Brazilian interbank deposits expressed as an annual percentage, based on 252 business days, measured and disclosed daily by B3 (“DI Rate”), between March 15, 2018 and the Expiration Date of the Transaction including January 10, 2019 (including) and January 14, 2019 (including), the DI Rate was estimated at 6.40% per annual, with a total and final amount of R$ 50.20 per share, making up the final amount of the Adjusted Cash Amount of R$ 27,797,441.

The amounts mentioned above are gross, not considering any tax impacts on the payment to Fibria Resident or Non-Resident Shareholders, which are detailed in the Notice to Shareholders disclosed on November 29, 2018.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

Suzano performed a valuation analysis of the fair market value of the assets acquired and liabilities assumed of Fibria and, using the total transferred consideration for the Merger, and allocated for such assets and liabilities.

The following table summarizes the preliminary purchase price allocation based on the appraisal report prepared by an independent and specialized entity:

Cash consideration	27,797,441
Issuance of shares by Suzano	9,438,413
Total consideration	37,235,854

Book value of Fibria’s shareholders’ equity	14,149,004
Write-off of the book value of existing goodwill, net of the deferred income taxes	(3,495,077)
Mandatory minimum dividends (eliminated from the balance sheet at the date of acquisition)	724,829
Book value of Fibria’s shareholders’ equity, net of goodwill	11,378,756

Fair value adjustment on business combination with Fibria (assets and liabilities):
Inventories	2,178,903	(1)
Property, plant and equipment	9,445,315	(2)
Customer relationship	9,030,779	(3)
Port assets	749,060	(4)
Contingent liabilities	(2,970,546	)(5)
Loans and financing	(59,921	)(6)
Taxes recoverable	(235,843	)(7)
Other assets and liabilities, net	368,624	(8)
Deferred taxes, net	(546,324	)(9)
Total impact of fair value	17,960,047
Preliminary goodwill on the expectation of future profitability	7,897,051	(10)

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination with Fibria and therefore some of these amounts are provisional. These amounts may be adjusted as valuations are finalized.

(1)              Measured considering the balance of finished products based on selling price, net of selling expenses and an accepted margin based on the results achieved in 2018.

(2)              Determined based on the analysis of market data on comparable transactions and cost quantification, based on the estimate of replacement or replacement value of the assets.

(3)              In order to determine the fair value adjustment in the customer portfolio, the income approach and the method were used to measure the present value of the income that will be generated during the remaining useful life of the asset. Considering the 5-year history of Fibria’s sales data and the churn rate that measures customer satisfaction and customer permanence in the portfolio, the adjustment was measured using estimated discounted cash flows.

(4)              Fibria has concession contracts and port assets to assist in port operations in Brazil. For fair value measurement of these assets was considered the income approach, the Multi Period Excess Earnings Method (“MPEEM”) method that measures the present value of the income that will be generated during the remaining useful life of the asset and method of direct cost differential.

(5)              In the business combination, for the contingencies fair value measurement, whose chances of loss were classified as possible and remote, Fibria’s Management and its external and independent advisors were considered for their fair values, whose amounts were measured based on the analyzes of Fibria’s external lawyers.

(6)              The adjustment to fair value of loans and financing was measured based on the fair value of the Bonds, based on the quotation of the security in the secondary market, and the adjustment to present value considering the market rate at the base date on December 31, 2018.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

(7)              For the measurement of the fair value of the taxes to be recovered, the amount to be recovered, discounted to the present value considering the expected Selic rate for the tax period, was considered.

(8)              In other net assets and liabilities, including supply contracts, accounts receivable and advances to suppliers, the income evaluation methodology, the present value and the direct cost differential were used.

(9)              Deferred income tax on fair value adjustments of assets of Veracel and Portocel. For the remaining fair value, we did not recognize deferred income taxes liabilities due to Fibria’s Legal Merger in April 2019.

(10)       Goodwill is attributable to the strong market position and expected future profitability of Fibria in negotiations in the eucalyptus pulp market.

For more information on the business combination refer note 13.4.

1.1.2                    Approval of the legal merger of Fibria

On April 1st, 2019, the Company approved in the Extraordinary Shareholders Meeting of Suzano the legal merger of Fibria, wholly-owned subsidiary of Suzano, with the transfer of all its equity to Suzano and its consequent winding up (“Legal Merger”), provided that the share capital of the Company not changed due to the Legal Merger. Because of the Legal Merger, the Suzano succeeded Fibria in all its rights and obligations.

The following table summarizes, the main items balance sheet of Fibria as of March 31, 2019:

ASSETS		LIABILITIES
CURRENT		CURRENT
Cash and cash equivalents	29,086	Loans and financing	816,180
Financial investments	2,734,027	Lease liabilities	367,613
Derivative financial instruments	256,675	Trade accounts payable	955,210
Trade accounts receivable	3,572,059	Derivative financial instruments	254,444
Inventories	1,714,560	Payroll and charges	104,246
Recoverable taxes	768,439	Taxes payable	36,057
Other assets	161,238	Related parties	1,179,254
	9,236,084	Dividends payable	4,015
		Other liabilities	946,099
			4,663,118
NON CURRENT		NON CURRENT
Recoverable taxes	175,559	Loans and financing	8,139,390
Derivative financial instruments	723,084	Derivative financial instruments	678,833
Recoverable taxes	546,234	Lease liabilities	2,542,253
Deferred taxes	1,364,363	Related parties	16,305,560
Advances to suppliers	696,767	Employee benefits	144,557
Judicial deposits	190,533	Provision for judicial liabilities	190,698
Other assets	100,877	Other liabilities	175,934
			28,177,225

Biological assets	4,355,102
Investments	9,481,900
Property, plant and equipment	14,633,114
Right of use on lease agreements	2,818,521	TOTAL LIABILITIES	32,840,343
Intangible assets	118,920
	35,204,974	Equity	11,600,715
TOTAL ASSETS	44,441,058	TOTAL EQUITY AND LIABILITIES	44,441,058

2                               Presentation of the unaudited condensed consolidated interim financial information

2.1                     Preparation basis and presentation

The unaudited consolidated condensed interim financial information was prepared and is presented in accordance with the international standard IAS 34 Interim Financial

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

Reporting and disclose all the applicable significant information related to the financial information, which is consistent with the information utilized by management in the performance of its duties.

The unaudited consolidated condensed interim financial information was prepared using the historical cost as the basis of value, except for certain financial assets and liabilities and biological assets that are measured at fair value.

2.2          Unaudited condensed consolidated interim financial information

The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its subsidiaries on the period ended September 30, 2019, as well as in accordance with consistent accounting practices and policies, except to Futuragene PLC, which period end is August 31, 2019, however, has no material effect in relation to unaudited condensed consolidated interim financial information.

The subsidiaries are consolidated from the date control is obtained until the date that control ceases to exist. For joint operations, the balances of assets, liabilities, revenues and expenses are proportionally recognized in relation to the participation in the joint operation. In the case of joint venture with other companies and associates, these investments are accounted for using the equity method. In relation to associates Ensyn and Spinnova, which period end is August 31, 2019 for interim financial information, has no material effect in relation to unaudited condensed consolidated interim financial information.

In the consolidation process, the balances in the balance sheet and income statement accounts corresponding to the transactions with subsidiaries are eliminated, as well as the unrealized gains and losses and the investments in these subsidiaries and their respective equity accounting results.

The unaudited condensed consolidated interim financial information of the balance Sheet, Statements of Income (loss), Statements of Comprehensive Income (loss), Statements of Changes in Equity and Statements of Cash Flows,  as well the corresponding notes to the financial information regarding to the nine-month period ended September 30, 2019, existing on this unaudited condensed consolidated interim financial information are not comparable with the last annual financial statements as at December 31, 2018 and the unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2018 due to the conclusion of the business combination of Fibria in January 2019, as disclosed in note 1.1 above. During the period from January 1, 2019 to March 31, 2019 Suzano consolidated Fibria’s interim accounting information. However, as from April 1, 2019, Fibria was merged into Suzano, as note 1.1.2.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

Companies included in the Company’s unaudited condensed consolidated interim financial information:

		Interest in capital (%)
Investee	Type of interest	September 30, 2019	December 31, 2018
AGFA — Com. Adm. e Participações Ltda.	Direct	100%	100%
Asapir Produção Florestal e Comércio Ltda. (1)	Direct	100%	50%
Comercial e Agrícola Paineiras Ltda.	Direct	100%	100%
Eucalipto Holding S.A. (2)	Direct		100%
Facepa - Fábrica de papel da Amazônia S.A.	Direct/Indirect	92.8%	92.8%
Fibria Celulose (USA) Inc.	Direct	100%
Fibria Terminal de Celulose de Santos SPE S.A.	Direct	100%
Fibria Overseas Finance Ltd.	Direct	100%
Fibria Overseas Holding KFT. (3)
Fibria Terminais Portuários S.A.	Direct	100%
FuturaGene AgriDev Xinjiang Company Ltd	Indirect	100%	100%
FuturaGene Biotechnology Shangai Company Ltd.	Indirect	100%	100%
FuturaGene Brasil Tecnologia Ltda.	Direct/Indirect	100%	100%
FuturaGene Delaware Inc.	Indirect	100%	100%
FuturaGene Hong Kong Ltd.	Indirect	100%	100%
FuturaGene Inc.	Indirect	100%	100%
FuturaGene Israel Ltd.	Indirect	100%	100%
FuturaGene Ltd.	Indirect	100%	100%
F&E Participações do Brasil Ltda.	Direct	100%
F&E Tecnologia do Brasil S.A.	Indirect	100%
Gansu FuturaGene Biotech Co. Ltd.	Indirect	100%	100%
Itacel - Terminal de Celulose de Itaqui S.A.	Indirect	100%	100%
Maxcel Empreendimentos e Participações S.A.	Direct	100%	100%
Mucuri Energética S.A.	Direct	100%	100%
Ondurman Empreendimentos Imobiliários Ltda.	Direct/Indirect	100%	100%
Paineiras Logística e Transporte Ltda.	Direct/Indirect	100%	100%
Portocel - Terminal Espec. Barra do Riacho S.A.	Direct	51%
Projetos Especiais e Investimentos Ltda.	Direct	100%
Stenfar S.A. Indl. Coml. Imp. Y. Exp.	Direct/ Indirect	100%	100%
Sun Paper and Board Limited (4)			100%
Suzano Áustria GmbH	Direct	100%	100%
Suzano Canada Inc. (5)	Direct	100%
Suzano International Trade GmbH (6)	Direct	100%
Suzano Luxembourg (7)	Direct	100%	100%
Suzano Pulp and Paper America Inc.	Direct	100%	100%
Suzano Pulp and Paper Europe S.A.	Direct	100%	100%
Suzano Trading Ltd.	Direct	100%	100%
Suzano Trading International KFT(8)	Direct	100%
Veracel Celulose S.A.	Joint operation	50%

(1)         The full control was acquired arising from the business combination with Fibria.

(2)         Company merged on January 2, 2019, as mentioned in note 1.1.1.1.

(3)         Company merged on July 5, 2019 by Suzano Trading International KFT.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

(4)         Company dissolution on June 2, 2019.

(5)         Corporate name changed on September 30, 2019, former Fibria Innovations Inc.

(6)         Corporate name changed on August 28, 2019, former Fibria International Trade GmbH.

(7)         Company in the process of closing its activities, whose legal proceedings will be concluded until the period ending December 31, 2019.

8)             Corporate name changed on August 9, 2019, former Fibria Trading International.

On January 21, 2019, Voto — Votorantim Overseas Trading Operations IV Limited (former Fibria’s joint operation) repurchased its shares owned by Fibria.

3                               Accounting Policies

The unaudited condensed consolidated interim financial information was prepared using accounting practices consistent with those used in the preparation of the annual financial statements at December 31, 2018, except for the application of the new accounting standards as of January 1, 2019, described below and which the estimated impacts were previously disclosed in the annual financial statements as of December 31, 2018.

The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements of the Company and Fibria for the year ended December 31, 2018, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the annual financial statements.

The following accounting practices were not described in the notes to the financial statements of Suzano as of December 31, 2018, but are relevant for this quarter, especially considering the business combination with Fibria, as described in note 1.1.1.

3.1                               New Accounting Policies Adopted

3.1.1                     Leases — IFRS 16

The Company adopted IFRS 16 as of January 1, 2019.

This standard determines that lessees must recognize future liabilities in their liabilities and their right to use the leased asset for all lease agreements, with exemption allowed to short-term or low-value contracts. Short-term or low-value contracts for the exemption of the standard refers to contracts where the individual value of the assets is lower than U.S.$ 5,000 and maturity date is before 12 months, represented, mainly, by equipment of technology and vehicles. The Company adopted the standard using a modified retrospective approach that does not require the restatement of the comparative balances.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

In adopting IFRS 16, the Company recognized the lease liabilities in relation to the agreements that meet the definition of lease, whose liabilities were measured at the present value of the remaining lease payments, discounted based on the incremental loan rate. Assets associated with the right of use were measured at the amount equal to the lease liability on January 1st, 2019, with no impact on retained earnings.

The Company used the following practical expedients allowed by the standard:

a) The use of a single discount rate for a portfolio of leases with similar characteristics;

b) Leases whose maturity will occur within 12 months of the date of initial adoption of the standard, accounting was as short-term leases directly in the income statement;

c) The accounting of lease payments as expenses in the case of leases for which the underlying asset is of low value;

d) The use of hindsight in determining the lease term, when the agreement contains options to extend or terminate the lease; and

e) The Company excluded initial direct costs of measuring the right to use asset at the date of initial adoption.

The effects of adopting this new standard are set forth in note 18.

3.1.2                              Uncertainty over Income Tax Treatments — IFRIC 23

The interpretation is applicable when there are uncertainties as to the acceptance of the treatment by the Fiscal Authority. If acceptance is not likely, the values of tax assets and liabilities should be adjusted to reflect the best resolution of the uncertainty.

The Company has evaluated the changes introduced by this new standard and based on the analysis carried out, did not identify material changes that have an impact on its unaudited condensed consolidated interim financial information, or alter the recognition and measurement of uncertainties about tax treatment of income.

3.1.3                              Fair value amortization of subsidiaries

Fair value amortization of assets and liabilities are classified in cost of goods sold, selling, general and administrative expenses, other operating income (expenses) net and financial result, according to the realization of the items that originated them.

3.1.4                              Reclassification — Statements of cash flows

The Company made certain reclassifications on its Statements of cash flows regarding the nine-month period ended September 30, 2018, substantially in operating activities,

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

for a better comparison with the Statements of cash flows for the nine-month period ended September 30, 2019.

3.1.5                              Revaluation of investment — Ensyn

Ensyn investment was previously classified as financial investment measured through other comprehensive income, however in the second quarter of 2019, based on the shareholders’ agreement and recent capital contribution to Ensyn, the Company increased its stake in this investment and obtained significant influence. Therefore, as from the second quarter of 2019, the Company has recorded its investment prospectively under the equity method using the fair value as deemed cost’ method, with the consequent presentation of the investment under “Investments in subsidiaries, affiliates, joint operations and joint ventures” and no longer under “Other investments”, as disclosed in note 13.2.

Moreover, the Company identified a goodwill based on expected future profitability in the amount of U.S.$40,049 (equivalent to R$154,578), arising from the difference of the consideration paid of U.S.$43,000 (equivalent to R$165,928) and the carrying amount of the net assets of the investee of U.S.$2,941 (equivalent to R$11,350).

3.1.6                              Revaluation of investment — Spinnova Oy

Spinnova investment was previously classified as financial investment measured through other comprehensive income, however in the third quarter of 2019, based on the shareholders’ agreement and recent capital contribution to Spinnova, the Company increased its stake in this investment and obtained significant influence. Therefore, as from the third quarter of 2019, the Company has recorded its investment prospectively under the equity method using the fair value as deemed cost’ method, with the consequent presentation of the investment under “Investments in subsidiaries, affiliates, joint operations and joint ventures” and no longer under “Other investments”, as disclosed in note 13.2.

3.1.7                              Biological assets

Considering that Suzano used different assumptions to the biological assets fair value measurements that Fibria prior to the acquisition, in the first measurement after business combination, the Company reviewed its assumption for “effective planting area”, keeping the immature forest (up to 2 years from the date of planting) at historical cost.  As a result of the Management’s considers that during this period, the historical cost of biological assets approximates to its fair value. Additionally, the purpose of this change is to reflect the experience acquired in the biological assets measurements process and the alignment of calculation approach with the Company’s forest management, which perform continuous forest inventories for the purpose of estimating the wood stock or future production forecast, represented by the average annual increment (“IMA”), from the 3rd year of planting.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

Considering the fact that in the first two years of forest formation, the historical cost approximates to its fair value, as described above, this assumption alignment did not generate significant impacts on the Company’s financial statements.

3.2                                        New standards, revisions and interpretations not yet in force

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company’s condensed consolidated interim financial information.

4                                                  Financial Instruments and Risks Management

4.1                                        Financial risks management

4.1.1                              Overview

In the nine-month period ended September 30, 2019, there were no significant changes in the financial risk management policies and procedures compared to those reported in note 4 to the financial statements of December 31, 2018.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

4.1.2                              Rating

All operations with financial instruments are recognized in the Company’s interim financial information, as set forth below in the following categories:

	September 30, 2019	December 31, 2018
Assets
Amortized cost
Cash and cash equivalents (note 5)	3,714,646	4,387,453
Trade accounts receivable (note 7)	2,058,731	2,537,058
Other assets	480,470	263,110
	6,253,847	7,187,621

Fair value through other comprehensive income
Other investments (note 13)	20,317
	20,317

Fair value through profit and loss
Derivative financial instruments (note 4)	916,466	493,934
Financial investments (note 6)	5,075,038	21,098,565
	5,991,504	21,592,499
	12,265,668	28,780,120
Liabilities
Amortized cost
Loans, financing and debentures (note 17.1)	64,020,543	35,737,509
Lease liabilities (note 18.2)	4,534,384
Liabilities for assets acquisitions and subsidiaries	555,933	992,512
Trade accounts payable and other liabilities	3,726,137	1,037,220
	72,836,997	37,767,241
Fair value through profit and loss
Derivative financial instruments (note 4)	3,976,511	1,636,700
	3,976,511	1,636,700
	76,813,508	39,403,941

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

4.1.3                              Fair value of loans and financing

The following is a breakdown of the estimated fair values of loans and financing:

	Yield used to discount	September 30, 2019	December 31, 2018
Quoted in the secondary market
In foreign currency
Bonds	U.S.$	30,573,395	15,035,165
Estimated to present value
In foreign currency
Export credits (“Pre-payment”)	LIBOR U.S.$	16,368,739	12,819,072
Export credits (“Finnvera”)	LIBOR U.S.$		832,907
Export credits (“ACC/ACE”)	DI 1	1,941,606	1,732,088
In local currency
BNP — Forest Financing	DI 1	194,265
BNDES — TJLP	DI 1	1,920,960	206,601
BNDES - TLP	DI 1	121,922
BNDES — Fixed	DI 1	124,853	348,827
BNDES — Selic (“Special Settlement and Custody System”)	DI 1	685,083
BNDES - Currency basket	DI 1	62,950	169,243
CRA (“Agribusiness Receivables Certificate”)	DI 1	6,002,724	2,383,775
FINAME (“Special Agency of Industrial Financing”)	DI 1	15,444
FINEP (“Financier of Studies and Projects”)	DI 1	7,032
NCE (“Export Credit Notes”)	DI 1	1,410,454	1,501,623
NCR (“Rural Credit Notes”)	DI 1	280,902	297,375
Export credits (“Pre-payment”)	DI 1	1,414,238
FDCO (“West Center Development Fund”)	DI 1	608,681
		61,733,248	35,326,676

The Company’s Management considers that for its other financial liabilities measured at amortized cost, its book values approximate their fair values and therefore the information on their fair values is not being presented.

4.2                                        Liquidity risk

The following are the remaining contractual maturities of consolidated financial liabilities at the reporting date. The following amounts are cash flows, are undiscounted and include contractual interest payments and exchange variation, and therefore may not be reconciled with the amounts disclosed in the balance sheet.

	September 30, 2019
	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	3,325,724	3,325,724	3,325,724
Loans, financing and debentures	64,020,543	93,809,395	7,705,644	7,475,039	31,564,963	47,063,749
Lease liabilities	4,534,384	7,229,985	624,260	642,598	1,659,315	4,303,812
Liabilities for asset acquisitions and subsidiaries	555,933	638,464	104,251	102,315	318,901	112,997
Derivative financial instruments	3,976,511	10,660,001	1,490,662	1,061,740	1,797,840	6,309,759
Other liabilities	400,413	400,413	278,615	121,798
	76,813,508	116,063,982	13,529,156	9,403,490	35,341,019	57,790,317

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

	December 31, 2018
	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	632,565	632,565	632,565
Loans, financing and debentures	35,737,509	54,020,082	5,158,441	4,091,669	18,372,597	26,397,374
Liabilities for asset acquisitions and subsidiaries	992,512	1,099,331	495,862	100,715	316,730	186,023
Derivative financial instruments	1,636,700	2,149,710	790,679	736,715	465,853	156,462
Other liabilities	404,655	404,655	367,314	37,341
	39,403,941	58,306,342	7,444,861	4,966,440	19,155,180	26,739,859

4.3                                        Market risk

4.3.1                              Exchange rate risk

The following table set forth the net exposure of assets and liabilities in foreign currency, primarily the U.S. dollar:

	September 30, 2019	December 31, 2018
Assets
Cash and cash equivalents	2,502,349	1,143,968
Trade accounts receivable	1,179,154	1,661,108
Derivative financial instruments	603,589	493,685
	4,285,092	3,298,761
Liabilities
Trade accounts payables	(953,473)	(72,680)
Loans and financing	(46,680,256)	(26,384,721)
Liabilities for asset acquisitions and subsidiaries	(294,112)	(333,049)
Derivative financial instruments	(3,976,173)	(1,464,569)
	(51,904,014)	(28,255,019)
Net liability exposure	(47,618,922)	(24,956,258)

4.3.1.1                    Sensitivity analysis — foreign exchange rate exposure — except financial instruments derivatives

For market risk analysis, the Company uses scenarios to jointly evaluate assets and liabilities positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts already booked, as they reflect the translation into Brazilian Reais on the base date of the balance sheet (R$/U.S.$ = 4.1644).

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian real against the U.S. dollar at the rates of 25% and 50%, before taxes.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

The following table set forth the potential impacts in absolute amounts:

	September 30, 2019
	Effect on profit and loss and equity
	Probable	Possible (25%)	Remote (50%)
Cash and cash equivalents	2,502,349	625,587	1,251,175
Trade accounts receivable	1,179,154	294,789	589,577
Trade accounts payable	953,473	238,368	476,737
Loans and financing	46,680,256	11,670,065	23,340,128
Liabilities for asset acquisitions and subsidiaries	294,112	73,528	147,056

4.3.1.2                    Sensitivity analysis — foreign exchange rate exposure — financial instruments derivatives

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian real against the U.S. dollar at the rates of 25% and 50%, before taxes.

The following table set forth the potential impacts assuming these scenarios:

	September 30, 2019
	Effect on profit and loss and equity
	Probable	Possible (+25%)	Remote (+50%)	Possible (-25%)	Remote (-50%)
	4.1587	5.1984	6.2381	3.1190	2.0794
Financial instruments derivatives
Derivative options	(491,794)	(3,389,379)	(7,225,141)	3,093,154	7,013,498
Derivative swaps	(2,343,462)	(4,149,754)	(8,299,508)	4,149,755	8,299,509

4.3.2                              Interest rate risk

4.3.2.1                    Sensitivity analysis — exposure to interest rates — except financial instruments derivatives

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”) and the London Interbank Offered Rate (“LIBOR”) may have on its results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

The following table set forth the potential impacts in absolute amounts:

	September 30, 2019
	Effect on profit and loss and equity
	Probable	Possible (25%)	Remote (50%)
CDI
Cash and cash equivalents	1,119,950	15,119	30,239
Financial investments	5,075,038	68,513	137,026
Loans and financing	6,053,393	81,720	163,442

TJLP
Loans and financing	1,893,887	28,171	56,343

LIBOR
Loans and financing	16,174,097	84,313	168,626

4.3.2.2                    Sensitivity analysis — exposure to interest rates — financial instruments derivatives

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts assuming these scenarios:

	September 30, 2019
	Effect on profit and loss and equity
	Probable	Probable (+25%)	Remote (+50%)	Probable (-25%)	Remote (-50%)
CDI
Financial instruments derivatives
Liabilities
Derivative options	(491,794)	(63,071)	(125,315)	64,078	129,369
Derivative swaps	(2,343,462)	(47,784)	(92,876)	50,632	104,265
Libor
Financial instruments derivatives
Liabilities
Derivative swaps	(535,420)	130,631	261,272	(130,621)	(261,231)

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

4.3.2.3                    Sensitivity analysis for changes in the consumer price index of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (US-CPI) was considered on September 30, 2019. The probable scenario was extrapolated considering an appreciation/depreciation of 25 % and 50% in the US-CPI to define the possible and remote scenarios, respectively, in absolute amounts.

	September 30, 2019
	Impact of an increase/decrease of US-CPI on the fair value
	Probable	Possible (25%)	Remote (50%)
Embedded derivative in forestry partnership and standing wood supply agreements	311,960	106,112	216,764

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

4.4                                        Derivative financial instruments

The Company determines the fair value of derivative contracts and recognizes that these amounts may differ from the amounts realized in the event of early settlement. The amounts disclosed by the Company are based on an estimate and using data provided by a third party, measured internally and compared with measurements performed by external consulting.

4.4.1                              Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value in U.S.$		Fair value
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018

Instruments contracted with protection strategy
Operational Hedge
NDF (R$ x U.S.$)		150,000		17,036
Zero Cost Collar (R$ x U.S.$)	3,765,000	3,040,000	(491,794)	(134,814)

Debt hedge
Interest rate hedge
Swap LIBOR to Fixed (U.S.$)	2,753,571	2,757,143	(535,420)	(170,707)
Swap IPCA to CDI (notional in Reais)	843,845		214,854
Swap IPCA to Fixed (U.S.$)	121,003		(1,909)
Swap CDI x Fixed (U.S.$)	3,115,614	2,402,110	(2,446,383)	(853,141)
Pre-fixed Swap to U.S.$ (U.S.$)	350,000		(111,933)

Hedge de Commodity
Swap Bunker (oil)	1,826	5,344	580	(1,140)

Embedded derivative in a purchase of standing wood agreement (1)
US - CPI Swap	690,624		311,960
			(3,060,045)	(1,142,766)

Current assets			239,161	352,454
Non-current assets			677,305	141,480
Current liabilities			(1,111,477)	(596,530)
Non-current liabilities			(2,865,034)	(1,040,170)
			(3,060,045)	(1,142,766)

(1)     The embedded derivative refers to the swap for the sale of US-CPI variations within the term of the forest partnership and the provision of standing timber agreements.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

4.4.2                              Fair value by maturity schedule

	September 30, 2019	December 31, 2018
2019	(129,629)	(244,069)
2020	(1,063,896)	(180,333)
2021	(49,852)	87,851
2022	(252,142)	83,692
2023	87,165	80,052
2024	(273,763)	82,963
2025	(754,472)	(486,958)
2026 onwards	(623,456)	(565,964)
	(3,060,045)	(1,142,766)

4.4.3                              Assets and liabilities position of outstanding derivatives

The positions of outstanding derivatives are set forth below:

	Notional value			Fair value
	Currency	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Debt hedge
Assets
Swap CDI x Fixed (U.S.$)	R$	11,498,565	8,722,620	110,242	119,178
Swap Pre-Fixed to U.S.$ (U.S.$)	R$	1,317,226		123,373
Swap Libor x Fixed (U.S.$)	U.S.$	2,753,571	2,757,143
Real IPCA (IPCA x CDI)	IPCA	928,546		214,854
Real IPCA (IPCA para U.S.$)	IPCA	496,608		3,999
				452,468	119,178
Liabilities
Swap CDI x Fixed (U.S.$)	U.S.$	3,115,614	2,402,110	(2,556,625)	(972,319)
Swap Libor x Fixed (U.S.$)	U.S.$	350,000	2,757,143	(235,306)	(170,707)
Swap Libor x Fixed (U.S.$)	U.S.$	2,753,571		(535,420)
Real IPCA (IPCA x CDI)	R$	843,845
Real IPCA (IPCA para U.S.$)	U.S.$	121,003		(5,908)
				(3,333,259)	(1,143,026)
				(2,880,791)	(1,023,848)
Operational hedge
Zero cost collar (U.S.$ x R$)	U.S.$	3,765,000	3,040,000	(491,794)	(134,814)
NDF (R$ x U.S.$)	U.S.$		150,000		17,036
				(491,794)	(117,778)
Commodity hedge
Swap Bunker	U.S.$	1,826	5,344	580	(1,140)
				580	(1,140)
				(3,372,005)	(1,142,766)

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

4.4.4                              Fair value settled amounts

The consolidated positions of settled derivatives were as follows:

	September 30, 2019	September 30, 2018
Operational hedge
Zero cost collar (R$ x U.S.$)	(3,288)	1,693
NDF (R$ x U.S.$)	47,565	(998,139)
	44,277	(996,446)
Commodity hedge
Bunker (oil)	3,628
	3,628
Debt hedge
Swap CDI x Fixed (U.S.$)	(92,063)	(6,387)
Swap IPCA x CDI	23,024
Swap Pre-Fixed to U.S.$ (U.S.$)	(26,358)
	(95,397)	(6,387)
Interest hedge
Swap LIBOR x Fixed (U.S.$)	(8,505)	(615)
	(8,505)	(615)
Total in derivatives	(55,997)	(1,003,448)

4.5                                        Capital management

The main objective of Company’s capital Management is to strengthen its capital structure, seeking to maintain an adequate level of leverage, and to mitigate risks that may affect the availability of capital in business development.

The Company monitors constantly significant indicator, such as, consolidated financial leverage ratio, which is the ratio of total net debt to its adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”);

4.6                                        Fair value hierarchy

In the nine-month period ended September 30, 2019, there were no changes in the criteria of classification of the assets and liabilities in the levels of the fair value hierarchy when compared to the criteria used in the classification of those instruments disclosed in note 4.7 to our most recent annual financial statements as of December 31, 2018, except for Ensyn’s and Spinnova’s investments as disclosed in note 3.1.5. and 3.1.6. There were no transfers between levels 1, 2 and 3 during the periods disclosed.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

	September 30 2019
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		916,466		916,466
Financial investments	2,911,686	2,163,352		5,075,038
	2,911,686	3,079,818		5,991,504

Fair value through other comprehensive income
Other investments - CelluForce			20,317	20,317
			20,317	20,317

Biological assets			10,280,967	10,280,967
			10,280,967	10,280,967
Total assets	2,911,686	3,079,818	10,301,284	16,292,788

Liabilities
Fair value through profit or loss
Derivative financial instruments		(3,976,511)		(3,976,511)
		(3,976,511)		(3,976,511)
Total liabilities		(3,976,511)		(3,976,511)

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		493,934		493,934
Financial investments	14,933,513	6,165,052		21,098,565
	14,933,513	6,658,986		21,592,499

Biological assets			4,935,905	4,935,905
			4,935,905	4,935,905
Total Assets	14,933,513	6,658,986	4,935,905	26,528,404

Liabilities
Fair value through profit or loss
Derivative financial instruments		(1,636,700)		(1,636,700)
		(1,636,700)		(1,636,700)
Total Liabilities		(1,636,700)		(1,636,700)

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

5                               Cash and Cash Equivalents

	Average yield p.a. %	September 30, 2019	December 31, 2018
Cash and banks	2.13	2,423,913	1,151,766

Cash equivalents
Local currency
Fixed-term deposits (1)	100.19% of CDI	1,119,950	3,215,252

Foreign currency
Fixed-term deposits (1)	1.88	170,783	20,435
		3,714,646	4,387,453

(1)     Refers to Time Deposit and Sweep Account applications, maturing up to 90 days.

6                               Financial Investments

	Average yield p.a. %	September 30, 2019	December 31, 2018
In local currency
Investment funds	18.75 of CDI	8,005
Private funds	99.42 of CDI	829,658	14,933,513
Public titles
Measured at fair value through profit or loss	99.42 of CDI	2,911,687	2,049,281
Private Securities (Compromised)	100.39 of CDI	1,148,235	4,115,771
Private Securities (Compromised) - Escrow Account (1)	102 of CDI	177,453
		5,075,038	21,098,565

Current		4,897,585	21,098,565
Non-Current		177,453

(1)     Refers to the guarantee account recognized by Fibria (merged into by Suzano on April 1st, 2019 note 1.1.2), which will be released only after obtaining the applicable governmental approvals and compliance by the Company with the precedent conditions to the conclusion of the Losango Project provided for in the agreement entered with CMPC Celulose Riograndense SA (“CMPC”). The Losango Project was an operation to buy and sell lands and forests involving Fibria and CMPC, signed in December 2012.

The variation in the balance is substantially related to the payment made for the purchase of Fibria in the amount of R$ 27,797,441, as disclosed in note 1.1.1.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

7                                                  Trade Accounts Receivables

7.1                                        Breakdown of balances

	September 30, 2019	December 31, 2018
Domestic customers
Third parties	898,328	853,684
Receivables Investment Fund (“FIDC”) (1)	8,704	22,299
Related parties (note 10)	23,727	36,727

Foreign customers
Third parties	1,179,154	1,661,527

(-) Expected credit losses	(51,182)	(37,179)
	2,058,731	2,537,058

(1)         In 2017, the Company created the Credit Rights Investment Fund (“FIDC”), which is a vehicle with the purpose of acquiring credit rights originated from the sales made by Suzano to facilitate credit to certain customers. The FIDC is an investment fund that acquires receivables and securities representing credit rights. The FIDC has a two-year term which ended in September 30, 2019. The Company has a co-obligation and maintains a substantial credit risk on receivables, so that the Company booked an accounts receivable of R$8,704 and a liability (loan) of R$8,704, note 17.1.

The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. The impact of these factoring transactions on the accounts receivable in the balance sheet as at September 30, 2019, is R$ 4,490,045 (R$ 396,563 as at December 31, 2018).

7.2                                        Overdue securities

	September 30, 2019	December 31, 2018
Overdue
Up to 30 days	198,861	291,050
From 31 to 60 days	19,330	54,845
From 61 to 90 days	15,605	10,982
From 91 to 120 days	9,235	7,446
From 121 to 180 days	20,789	6,285
More than 180 days	95,132	47,262
	358,952	417,870

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

7.3                                        Changes in expected credit losses

	September 30, 2019	December 31, 2018
Beginning balance	(37,179)	(38,740)
Business combination with Fibria (1)	(5,947)
(Addition)/reversal	(16,685)	(11,578)
Recovered	2,321	5,128
Write-off	6,294	8,993
Exchange rate variation	14	(982)
Ending balance	(51,182)	(37,179)

(1)         Business combination with Fibria and its subsidiaries held on January 3, 2019, note 1.1.1.

The Company maintains guarantees for overdue securities in its commercial operations, through credit insurance policies, letters of credit and other guarantees. Part of these guarantees cover and therefore, avoid the need to recognize expected credit losses, in accordance with the Company’s credit policy.

8                                                  Inventories

	September 30, 2019	December 31, 2018
Finished goods
Pulp
Domestic (Brazil)	848,014	167,317
Foreign	3,186,062	485,226
Paper
Domestic (Brazil)	268,900	227,303
Foreign	100,261	67,872
Work in process	86,279	52,882
Raw material	1,289,174	626,150
Spare parts and other	479,674	226,354
	6,258,364	1,853,104

The change in the consolidated balance is substantially related to the balances arising from the business combination with Fibria in January 2019, as disclosed in note 1.1.1.

On September 30, 2019, inventories are net of estimated losses in the amounts of R$38,193 (December 31, 2018, R$ 33,195).

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

8.1                                        Changes in estimated losses

	September 30, 2019	December 31, 2018

Beginning balance	(33,195)	(51,911)
Business combination with Fibria (1)	(11,117)
Addition (2)	(29,118)	(10,605)
Reversal	2,543	5,873
Write-off (3)	32,694	23,448
Ending balance	(38,193)	(33,195)

(1)         Business combination with Fibria and its subsidiaries held on January 3, 2019, note 1.1.1.

(2)         In the nine-month period ended September 30, 2019, refers, substantially, to estimated losses of inventories of finished goods (paper) and raw material, in the amounts of R$9,791 and R$14,457, respectively.

(3)         In the nine-month period ended September 30, 2019, refers, substantially, to write-off of spare parts and raw material, in the amounts of R$5,786 and R$18,852, respectively.

During the nine-month period ended September 30, 2019, additional write-offs were booked in the income statement in the amount of R$4,216 (December 31, 2018, R$ 29,828).

No inventory items were given as warranty for or guarantee of liabilities for the fiscal years presented.

9                                                  Recoverable Taxes

	September 30, 2019	December 31, 2018

IRPJ/CSLL - prepayments and withheld taxes	807,001	103,939
PIS/COFINS - on acquisition of property, plant and equipment (1)	282,109	55,518
PIS/COFINS - other operations	435,704	12,426
PIS/COFINS — exclusion ICMS (2)	128,115
ICMS - on acquisition of property, plant and equipment (3)	95,386	78,154
ICMS - other operations (4)	1,422,780	215,361
Reintegra program (5)	116,128	48,879
Other taxes and contributions	17,235	24,845
Provision for the impairment of ICMS credits (6)	(1,303,149)	(10,792)
Fair value adjustment on business combination with Fibria	(208,268)
	1,793,041	528,330
Current assets	1,235,668	296,832
Non-current assets	557,373	231,498

(1)   Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is in connection with depreciation period of the corresponding asset.

(2)   The Company filed legal actions claiming the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain operations for certain periods starting from March 1992.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

Regarding this subject, the Federal Supreme Court (“STF”) initially decided on March 15th, 2017, that ICMS is not included in the tax basis of the aforementioned contributions. The Federal Government made an appeal (“Embargos de Declaração”) in October 2017, requesting the reversal of the Supreme Court’s initial decision among other items. The appeal has yet to be judged.

Based on the Supreme Court’s initial decision and the legal opinion provided by external legal consultants, the Company believes that the probability of the Supreme Court altering its decision is remote. The Company thus started to exclude the ICMS from the tax basis of the referred contributions since August 2018, a practice also supported by court decisions.

For certain PIS and COFINS credits to be recovered, the Company has received final favorable court decisions. In the quarter ended September 30th, 2019, the Company recorded an asset of R$ 128,115 relating to PIS and COFINS tax credits within recoverable taxes and a gain in the statement of income (loss) within other operational results, regarding certain claims for the calculation period from 2006 to July 2018. The Company has estimated the amount attributable to these claims based on the available relevant fiscal documents, and this amount is subject to adjustments to be recorded by management in the future periods.

The Company has additional claims for which a final decision has not been received and for which no asset or gain have been recorded.

(3)   Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a linear basis over a four year period, from the acquisition date, in accordance with the relevant regulation, ICMS Control on Property, Plant and Equipment (“CIAP”).

(4)   ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products:  Credits are concentrated in the state of Maranhão, Espírito Santo, Bahia and Mato Grosso do Sul, where the Company realizes the credits through sale of credits to third parties, after approval from the State Ministry of Finance. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in Maranhão.

(5)   Special Regime of Tax Refunds for Export Companies (“Reintegra”): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, to make them more competitive in international markets.

(6)   Includes the provision for discount on sale to third parties of the accumulated ICMS credit in Maranhão and the provision for full loss of the low probability of realization of the units of Espírito Santo, Bahia and Mato Grosso do Sul due to the difficulty of its realization.

10                                           Related Parties

The Company’s commercial and financial operations with controlling shareholder and Companies owned by controlling shareholder Suzano Holding (“Suzano Group”) were carried out at specific prices and conditions regarding values, terms and rates.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

In the nine-month period ended September 30, 2019, there were no material changes in the terms of the agreements, deal and transactions entered into, nor were there any new contracts, agreements or transactions of different natures entered into between the Company and its related parties in relation to those disclosed in the annual financial statements of December 31, 2018, except for the transactions involving the Company’s that belonged to the economic group of Fibria, which became related parties of the Company due to the conclusion of the business combination in January 2019, as mentioned in note 1.1.1 and subsequent merger of Fibria by Suzano on April 1st, 2019, note 1.1.2.

10.1                                 Balances recognized in assets and liabilities

		Balances receivable (payable)
	Nature	September 30, 2019	December 31, 2018

Transactions with controlling shareholders
Suzano Holding	Granting of guarantees and administrative expenses	(37)	(125)
		(37)	(125)

Transactions with companies of the Suzano Group and other related parties
Bexma	Reimbursement for expenses		1
Bizma	Reimbursement for expenses	1	2
Ecofuturo	Social services		(33)
Ibema	Sale of paper	23,722	36,721
Ibema	Purchase of products	(3,378)	(1,643)
Management	Reimbursement for expenses	(1)
		20,344	35,048
		20,307	34,923
Assets
Trade accounts receivable		23,727	36,727
Liabilities
Trade accounts payable		(3,419)	(1,804)
		20,307	34,923

10.2                                 Amounts transacted in the period

		Expenses (income)
	Nature	September 30, 2019	September 30, 2018

Transactions with controlling shareholders
Suzano Holding	Granting of guarantees and administrative expenses	(4,870)	(9,048)
		(4,870)	(9,048)

Transactions with companies of the Suzano Group and other related parties:
Bexma	Reimbursement for expenses	5	8
Bizma	Reimbursement for expenses	7	14
Ecofuturo	Social services	(3,419)	(1,748)
Ibema	Sale of paper	95,149	127,926
Ibema	Purchase of products	(6,107)	(7,344)
IPFL	Reimbursement for expenses	2	3
Lazam - MDS	Sale of paper	6	(31)
Mabex	Aircraft services (freight)	(100)	(83)
Management	Reimbursement for expenses	(8,841)
Nemonorte	Real estate advisory	293	(228)
		76,995	118,517
		72,125	109,469

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

10.3                                 Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set for the below:

	September 30, 2019	September 30, 2018
Short-term benefits
Salary or compensation	29,217	37,478
Direct and indirect benefits	1,294	2,172
Bonus	8,672	14,150
	39,183	53,800
Long-term benefits
Share-based compensation plan	41,858	63,530
	41,858	63,530
	81,041	117,330

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus and “13th salary” bonus), payroll charges (Company share of contributions to social security — INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of the Management, in accordance with the specific regulations (note 21).

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

11                                           Current and Deferred Taxes

The Company, based on expected generation of future taxable income as determined by a technical study approved annually by Management, recognized deferred tax assets over temporary differences, income and social contribution tax loss carryforwards, which do not expire.

Deferred income and social contribution taxes are originated as follows:

	September 30, 2019	December 31, 2018

Tax loss	409,615	310,293
Negative tax base	68,561	6,627
Provision for judicial liabilities	249,265	101,667
Operating provisions and other losses	869,719	286,616
Exchange rate variation - Taxation on a cash basis	2,554,583	534,093
Losses on derivatives	1,040,418	388,153
Fair value adjustment on business combination — Amortization	706,200	5,327
Unrealized profit	515,227	227,830
Lease	3,402	6,196
Other temporary differences		4,056
Assets temporary differences	6,416,990	1,870,858

Goodwill - Tax benefit on unamortized goodwill	149,732	13,161
Property, plant and equipment - deemed cost adjustment	1,515,027	1,552,579
Accelerated tax depreciation	1,123,630	1,196,182
Transaction cost	105,475	23,145
Other temporary differences	17,805	2,158
Fair value of biologic assets	38,285	112,768
Tax provision on results of subsidiaries abroad	417,697
Fair value adjustment on business combination with Fibria — Deferred taxes, net	511,710
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)	43,559
Liabilities temporary differences	3,922,920	2,899,993

Non-current assets	3,083,218	8,998
Non-current liabilities	589,148	1,038,133

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

The projected realization of assets deferred taxes was prepared based on the Management’s best estimates and on projected results. However, since there are diverse assumptions over which the Company has no control, such as inflation rates, exchange volatility, international market prices and other economic uncertainties in Brazil, future results may differ from those considered in this consolidated projection are set forth below:

October to December 2019	841,676
2020	559,934
2021	790,067
2022	532,410
2023	240,923
2024	776,766
2025 to 2028	2,675,214
6,416,990

The rollforward of net balance of deferred income tax is set for the below:

	September 30, 2019	December 31, 2018
Beginning balance	(1,029,135)	(1,787,354)
Business combination with Fibria	1,034,842
Tax loss	79,924	(264,955)
Tax loss carryforwards	61,934	(23,203)
(Reversal)/provision for judicial liabilities	14,955	(1,964)
Operating provisions and other losses	(85,853)	82,785
Exchange rate variation - Taxation on a cash basis	1,105,061	451,300
Derivative losses	741,851	390,198
Fair value adjustment on business combination — Amortization	682,708	5,327
Unrealized profit	287,397	124,454
Lease	(2,794)	69
Adjustment to present value		174
Tax benefit on unamortized goodwill	(136,571)	(3,098)
Property, plant and equipment - Deemed cost	37,552	51,408
Accelerated depreciation	72,552	(13,067)
Transaction cost	43,801	(23,145)
Other temporary differences	(19,702)	4,243
Fair value of biological assets	(45,561)	(22,307)
Tax provision on results of subsidiaries abroad	(305,332)
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)	(43,559)
Ending balance	2,494,070	(1,029,135)

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

11.1                       Reconciliation of the effects of income tax and social contribution on profit or loss

	September 30, 2019	September 30, 2018

Net income (loss) before taxes	(6,285,167)	(2,049,698)
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	2,136,957	696,897

Tax effect on permanent differences:
Tax incentive - Reduction SUDENE (1)	23,216	158,135
Income from associates and joint ventures	(7,224)	1,315
Taxation difference - Subsidiaries (2)	226,218	46,949
Credit related to Reintegra Program	3,342	36,891
Taxation with subsidiaries (presumed profit)	(71,715)	(23,007)
Tax incentives applied to income tax (3)	13,912
Donations / Fines - Other	13,625	(9,582)
Director bonus	(42,682)
	2,295,649	907,600
Income tax
Current	(187,329)	(229,113)
Deferred	1,820,631	943,906
	1,633,302	714,793
Social Contribution
Current	(34,663)	(191,034)
Deferred	697,010	383,841
	662,347	192,807

Income and social contribution benefits (expenses) on the period	2,295,649	907,600

Effective rate of income and social contribution tax expenses	36.5%	44.3%

(1)         Refers to the benefit of reducing 75% of the income tax, based on profits from exploration on the units Mucuri (BA) and Imperatriz (MA).

(2)         The effect of the difference in taxation of subsidiaries is substantially due to the difference between the nominal rates of Brazil and subsidiaries abroad.

(3)         Income tax deduction amount referring to the use of the PAT (“Worker Feeding Program”) benefit and donations made in cultural and sports projects.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

12                        Biological Assets

The roll forward in the balances of biological assets is set forth below:

Balances on December 31, 2017	4,548,897
Addition	1,285,490
Depletion	(709,547)
Loss on fair value adjustment	(129,187)
Disposal	(47,124)
Other write-offs	(12,624)
Balances on December 31, 2018	4,935,905
Business combination with Fibria (1)	4,579,526
Addition	2,109,268
Depletion	(1,371,895)
Gain on fair value adjustment	83,453
Disposal	(21,194)
Other write-offs	(34,096)
Balances on September 30, 2019	10,280,967

(1)         Business combination with Fibria and its subsidiaries held on January 3, 2019, note 1.1.1.

The Company’s biological assets are mainly of eucalyptus forest for reforestation used to supply wood to pulp and paper manufactory facility and are located in the states of São Paulo, Bahia, Espírito Santo, Maranhão, Minas Gerais, Pará, Piauí and Tocantins. Permanent preservation and legal reserve areas were not included in the biological assets fair value measurements due to its nature.

The fair value of eucalyptus forests is determined semiannually through the income approach method by using the discounted cash flow method.

The Company has no biological assets pledged in the nine-month period ended September 30, 2019.

13                       Investments

13.1             Investments breakdown

	September 30, 2019	December 31, 2018

Investments in associates and joint ventures	92,126	14,338
Goodwill	166,820
Other investments evaluated at fair value through other comprehensive income	20,317
	279,263	14,338

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

13.2             Investments in associates and joint ventures

	Information of joint ventures as of			Company Participation
	September 30,					In the income of the
	2019			In equity		period
	Equity	Income of the period	Participation equity (%)	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2018

Associate
Ensyn Corporation (1)			25.30%	9,214		5,993
Spinnova (1)			24.06%	55,111		(483)
				64,325		5,510

Joint ventures
Ibema	47,351	30,954	49.90%	23,628	14,338	15,446	8,676
F&E Technologies LLC	8,348	538	50.00%	4,174		269
				27,802	14,338	15,715	8,676
				92,127	14,338	21,225	8,676

(1)         Investment by which the Company has had significant influence and, therefore, value by the equity method, note 3.1.5. and 3.1.6.

13.3              Other investments

	Percentage of total capital (%)	September 30, 2019	December 31, 2018
CelluForce	8.30%	20,317

The change in the consolidated balance is substantially related to the balances arising from the business combination with Fibria in January 2019, as disclosed in note 1.1.

13.4             Business combination with Fibria

To determine the accounting criteria for recording this transaction with Fibria, we observed the provisions of IFRS 3 — Business Combination.

The direct costs related to the operation, recorded directly in general and administrative expenses for the period when incurred, totaled approximately R$96,922, substantially consisting of expenses with legal fees, auditing and other consulting services.

The net assets were evaluated by Management and an independent appraiser was hired to assist in determining their fair values. The methodology adopted for the determination of fair value adjustments on business combination with Fibria is described in note 1.1.1.

Intangibles were evaluated by Management and an independent appraiser was hired to assist in determining the fair values, and some qualified for booking in accordance with IAS 38 — Intangible Assets.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

As disclosed in note 1.1, on January 3, 2019, Suzano has acquired the control of Fibria.

The assets acquired and liabilities assumed at the fair value are set forth below (in millions of Brazilian Reais):

	Fair value		Fair value
Assets		Liabilities
Current		Current
Cash and cash equivalents	1,795	Loans and financing	3,136
Financial investments	4,316	Derivative financial instruments	276
Derivative financial instruments	211	Lease liabilities	376
Trade accounts receivable	1,302	Trade accounts payable	3,427
Inventories	6,187	Payroll and charges	402
Recoverable taxes	261	Taxes payable	129
Other assets	213	Dividends payable	6
		Other liabilities	126
Total current assets	14,285	Total current liabilities	7,878

Non-current		Non-current
Financial investments	173	Loans and financing	17,591
Derivative financial instruments	455	Lease liabilities	2,599
Recoverable taxes	988	Derivative financial instruments	126
Advances to suppliers	604	Provision for contingencies, net	3,182
Judicial deposits	210	Deferred taxes	558
Deferred taxes	1,567	Other liabilities	251
Other assets	227
	4,224	Total non-current liabilities	24,307
		Total liabilities	32,185
Investments	200
Biological assets	4,580
Property, plant and equipment	24,961
Right of use	2,916
Intangible assets
Other intangible assets	309
Customer portfolio	9,031
Software	21
Cultivars	143
Supplier agreements	172	Equity
Port concession	749
Fair value adjustment of lease agreements	44	Shareholders ’ equity	37,236
Goodwill	7,897
	51,023	Non-controlling interest	111
Total non-current assets	55,247	Total equity	37,347
Total asset	69,532	Total liabilities and shareholders’ equity	69,532

During the measurement process of the assets acquired and liabilities assumed at the fair value, the Company has identified adjustments to the fair value of some assets and liabilities, as described below, however there were no changes in the goodwill amount.

(i)                                    An adjustment in the amount of R$ 72 million in the opening balance of the measurement of right of use and lease liabilities.

(ii)                                Reclassification of financing leasing liability in the amount of R$ 142 million to lease liabilities that were previously classified as other liabilities; and

(iii)                             Reclassification of financing leasing assets in the amount of R$ 83 million to lease rights that were previously classified as PP&E.

The net revenue and profit that impacted the consolidated in the nine-month period ended September 30, 2019 were R$10,680,869 and R$286,714, respectively.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

14                        Property, Plant and Equipment

	Lands	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Annual average depreciation rate %		3	5		10 to 20

Cost
Balance as of December 31, 2017	4,348,593	2,815,673	15,846,331	483,735	288,395	23,782,727
Additions	705	2,319	143,058	1,321,350	25,913	1,493,345
Fair value adjustment from business combination - Facepa	27,381	(3,014)	27,506	(4,880)	2,821	49,814
Business combination - Facepa	7,446	18,505	46,165	3,395	1,920	77,431
Business combination - PCH	4,291	102,176	3,831	2	26	110,326
Write-offs	(34,523)	(8,654)	(67,280)		(1,183)	(111,640)
Interest capitalization				1,772		1,772
Transfer and other (2)	750,824	131,515	441,420	(1,339,218)	14,199	(1,260)
Balance as of December 31, 2018	5,104,717	3,058,520	16,441,031	466,156	332,091	25,402,515
Business combination with Fibria	2,151,338	3,918,552	20,255,811	425,868	454,759	27,206,328
Additions	337,709	1,366	97,517	1,160,337	25,139	1,622,068
Write-offs	(76,335)	(30,954)	(78,223)	(1,462)	(29,736)	(216,710)
Fair value adjustment - Fibria	2,637,671	1,502,021	5,109,939		195,684	9,445,315
Fair value adjustment — Facepa		(775)	3,847	(428)	(111)	2,533
Fair value adjustment — Ibema			5,448			5,448
Transfer and other (2)	179,358	121,898	472,606	(892,570)	(81,867)	(200,576)
Balance as of September 30, 2019	10,334,458	8,570,628	42,307,976	1,157,901	895,959	63,266,921

Depreciation
Balance as of December 31, 2017		(829,821)	(6,545,959)		(195,718)	(7,571,498)
Write-offs		1,462	60,506		196	62,164
Depreciation		(78,264)	(760,634)		(29,844)	(868,742)
Fair value adjustment from business combination - Facepa			(3,447)		(731)	(4,178)
Transfer and other (2)		7	1,391		(1,398)
Balance as of December 31, 2018		(906,616)	(7,248,143)		(227,495)	(8,382,254)
Business combination with Fibria (3)		(1,804,967)	(9,552,825)		(249,087)	(11,606,879)
Write-offs		23,742	51,157		10,164	85,063
Additions		(166,024)	(1,332,113)		(60,503)	(1,558,640)
Additions - Fair value adjustment from business combination - Fibria		(46,435)	(408,128)		(13,042)	(467,605)
Fair value adjustment from business combination - Facepa		(5,742)	(4,988)		(95)	(10,825)
Fair value adjustment from business combination - Ibema			(444)			(444)
Transfer and other (2)		(88)	175,445		178	175,535
Balance as of September 30, 2019		(2,906,130)	(18,320,039)		(539,880)	(21,766,049)

Net
Balance as of December 31, 2018	5,104,717	2,151,904	9,192,888	466,156	104,594	17,020,259
Balance as of September 30, 2019	10,334,458	5,664,498	23,987,937	1,157,901	356,079	41,500,872

(1)         Includes vehicles, furniture and utensils and computer equipment.

(2)         Includes transfers carried out between the items of property, plant and equipment, intangible assets, right of use arising from lease agreements and inventories.

(3)         Business combination with Fibria and its subsidiaries held on January 3, 2019, note 1.1.1.

On September 30, 2019, the Company did not identify any event that indicated impairment of property, plant and equipment.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

On September 30, 2019, the Company and its subsidiaries had property, plant and equipment as warranty for loan operations and lawsuits, in the amounted of R$ 25,373,335, consisting substantially of the units of Aracruz, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas (R$ 11,505,386 on December 31, 2018, consisting substantially of the units of Imperatriz, Limeira, Mucuri and Suzano).

15                       Intangible Assets

15.1             Goodwill

	September 30, 2019	December 31, 2018
Vale Florestar	45,435	45,435
Paineiras Logística	10	10
PCHM	307	307
FACEPA	119,333	112,582
Fibria (1)	7,897,051
	8,062,136	158,334

(1)         Purchase price allocation in note 1.1.1.

15.2             Others intangible assets with indefinite useful life

On September 30, 2019 and December 31, 2018, the amount related to other intangible assets with indefinite useful life was R$1,196.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

15.3             Intangible assets with determined useful life

	September 30, 2019	December 31, 2018
Beginning balance	180,311	141,785
Amounts from the business combination with Fibria (1)	308,681
Additions	12,816	7,983
Fair value adjustment on business combination with Facepa		53,477
Fair value adjustment on business combination with Ibema	702
Amortization	(66,897)	(44,340)
Fair value adjustment on business combination with Fibria	10,159,550
Customer portfolio	9,030,779
Supplier agreements	172,094
Port services agreements	694,590
Port concession	54,470
Lease agreements	44,371
Cultivars	142,744
Software	20,502
Fair value adjustment on business combination with Fibria - Amortization:	(717,433)
Customer portfolio	(615,735)
Supplier agreements	(54,073)
Port services agreements	(22,022)
Port concession	(1,610)
Lease agreements	(5,624)
Cultivars	(15,294)
Software	(3,075)
Fair value adjustment on business combination with Facepa - Amortization	(11,790)
Fair value adjustment on business combination with Ibema - Amortization	(18)
Exchange rate variation	5,426	12,461
Transfers and others	34,058	8,945
Ending balance	9,905,406	180,311

Represented by	Average Annual Amortization Rate%
Trademarks and patents	5 to 10	21,455	19,477
Software	20	121,778	59,112
Customer portfolio	2.5 to 5	10,095	19,004
Non-compete agreement	5	2,303	2,812
Research and development agreement	19	79,281	79,906
Development and implementation of systems	20	1,764
Right of exploitation - Terminal concession of Macuco	4	168,858
Supplier Relationship - Chemicals	5	54,141
Others		2,931
Intangible assets (fair value adjustments) acquired in the business combination, net — Fibria		9,442,116
Customer portfolio	9	8,415,044
Supplier agreements	13 to 100	118,021
Port services agreements	4	672,568
Ports concession	4	52,860
Lease agreements	17	38,746
Cultivars	14	127,450
Software	20	17,427
Intangible assets (fair value adjustments) acquired in the business combination, net — Ibema		684
		9,905,406	180,311

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

(1)         Business combination with Fibria and its subsidiaries held on January 3, 2019, note 1.1.1.

On September 30, 2019, the Company did not identify any event that indicated impairment of intangible.

16                       Trade accounts payable

	September 30, 2019	December 31, 2018

In local currency
Related party (Companies of the Suzano group)	3,419	1,804
Third party	2,393,940	558,041

In foreign currency
Third party (1)	953,473	72,720

Fair value adjustments on business combination with Fibria	(25,108)
	3,325,724	632,565

(1)         The Company had a take or pay agreement with Klabin S.A., under conditions differentiated in terms of volume, exclusivity, guarantees and payment terms in up to 360 days, and prices were practiced under conditions of contractually established. Following the requirements imposed by the European Union’s competition authority, the contract with Klabin expired in July 2019. As of September 30, 2019, the amount of R$ 755.309 in the consolidated refers to purchases of Klabin’s pulp.

The change in the consolidated balance is mainly related to the balances arising from the business combination with Fibria in January 2019, as disclosed in note 1.1.1.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019

(In thousands of R$, unless otherwise stated)

17                       Loans, financing and debentures

17.1             Breakdown of the accounting balances by type

			Current		Non-current		Total
Type	Interest rate	Average annual interest rate - %	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
In foreign currency
BNDES	UMBNDES	6.6	27,864	21,577	34,439	139,940	62,303	161,517
Bonds	Fixed	5.7	323,168	216,624	28,281,429	11,189,403	28,604,597	11,406,027
Syndicated loan	Libor	2.7	31,730	37,546	12,673,982	11,787,588	12,705,712	11,825,134
Finnvera/EKN (“Export Credit Agencies”)	Libor			236,385		560,689		797,074
Financial lease	U.S.$			5,608		12,617		18,225
Export credits (ACC - pre-payment)	Libor/Fixed	4.1	2,088,937	1,896,717	3,281,010	274,673	5,369,947	2,171,390
			2,471,699	2,414,457	44,270,860	23,964,910	46,742,559	26,379,367

In local currency
BNDES	TJLP	8.2	278,137	28,867	1,586,541	183,269	1,864,678	212,136
BNDES	TLP	8.1	8,120		97,827		105,947
BNDES	Fixed	5.2	43,149	26,119	85,474	95,034	128,623	121,153
BNDES	SELIC	5.9	76,112		728,447		804,559
FINAME	Fixed	6.6	4,815	970	15,193	2,010	20,008	2,980
BNB	Fixed	6.6	32,733	25,038	165,673	191,976	198,406	217,014
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	6.4	1,900,423	789,892	3,951,197	1,588,986	5,851,620	2,378,878
Export credit note	CDI	6.6	109,321	93,001	1,268,392	1,327,378	1,377,713	1,420,379
Rural producer Certificate	CDI	7.6	1,406	6,809	273,234	273,029	274,640	279,838
Export credits (“Pre payment”)	Fixed	8.1	50,547		1,312,318		1,362,865
FCO (“Central West Fund”), FDCO (“Central West Development Fund”) and FINEP	Fixed	8.0	88,628	7,725	509,969	5,135	598,597	12,860
Others (Revolving Cost, Working capital and FDI)	Fixed	10.1	4,593	10,467		16,930	4,593	27,397
FDIC Funds of credit rights (Note 7.1)	Fixed	0.4	8,704	22,054			8,704	22,054
Fair value adjustment on business combination with Fibria			(68,586)				(68,586)
Debentures	CDI	7.6	81,435	1,297	4,664,182	4,662,156	4,745,617	4,663,453
			2,619,537	1,012,239	14,658,447	8,345,903	17,277,984	9,358,142
			5,091,236	3,426,696	58,929,307	32,310,813	64,020,543	35,737,509

Interest on financing			704,516	345,988	128,433		832,949	345,988
Non-current funding			4,386,720	3,080,708	58,800,874	32,310,813	63,187,594	35,391,521
			5,091,236	3,426,696	58,929,307	32,310,813	64,020,543	35,737,509

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

17.2                                 Changes in loans, financing and debentures

	September 30, 2019	December 31, 2018
Beginning balance	35,737,509	12,191,856
Amounts from the business combination with Fibria (1)	20,667,096
Reclassification - accounts payable from lease operations (2)	(18,225)
Fundraising	16,315,910	25,539,994
Addition to loans — PCH / FACEPA		79,923
Interest accrued	2,530,500	839,278
Exchange rate variation, net	3,290,597	1,457,989
Settlement of principal	(12,249,522)	(3,738,577)
Settlement of interest	(2,362,331)	(669,088)
Fair value adjustment on business combination with Fibria	(68,586)
Amortization of fundraising costs	172,803	36,134
Others	4,792
Ending balance	64,020,543	35,737,509

(1)         Business combination with Fibria its subsidiaries held on January 3, 2019, note 1.1.1.

(2)         As of January 1, 2019, the lease balance was reclassified to “Accounts payable from lease operations”, due to adoption of IFRS 16 by the Company.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

17.3                                 Breakdown by maturity — non current

	2020	2021	2022	2023	2024	2025	2026	2027 onwards	Total
In foreign currency
BNDES - Currency basket	6,156	9,466	10,381	8,436					34,439
Bonds		789,695			2,481,192	2,456,626	2,915,080	19,638,835	28,281,428
Syndicated Loan		1,388,133	3,303,757	7,982,092					12,673,982
Export credits (ACC pre-payment)	13,633	140,841	13,569		2,082,200	1,030,769			3,281,012
	19,789	2,328,135	3,327,707	7,990,528	4,563,392	3,487,395	2,915,080	19,638,835	44,270,861

In local currency
BNDES — TJLP	68,875	269,506	265,380	266,552	239,884	292,573	169,102	14,668	1,586,540
BNDES — TLP	3,134	12,535	12,535	12,535	12,535	11,869	21,149	11,535	97,827
BNDES — Fixed	8,853	28,959	24,567	18,611	4,484				85,474
BNDES — Selic	19,132	75,158	72,381	95,106	87,240	207,782	171,649		728,448
FINAME	960	3,829	2,786	1,656	1,198	4,764			15,193
BNB	8,821	35,285	33,201	35,285	33,201	10,285	9,595		165,673
CRA (“Agribusiness Receivables Certificates”)	1,000,000		1,512,680	1,438,517					3,951,197
Export credit note						640,800	627,592		1,268,392
Rural producer certificate						137,500	135,734		273,234
Export credits (“Pre payment”)					1,312,318				1,312,318
FCO (“Central West Fund”), FDCO (“Central West Development Fund”) and FINEP	34,064	67,986	67,986	67,986	67,986	67,986	67,986	67,988	509,968
Debentures						2,340,550	2,323,632		4,664,182
	1,143,839	493,258	1,991,516	1,936,248	1,758,846	3,714,109	3,526,439	94,191	14,658,446
	1,163,628	2,821,393	5,319,223	9,926,776	6,322,238	7,201,504	6,441,519	19,733,026	58,929,307

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

17.4                                 Breakdown by currency

	September 30, 2019	December 31, 2018
Brazilian Reais	16,473,425	9,358,142
U.S. Dollar	46,680,256	26,217,850
Selic (1)	804,559
Currency basket	62,303	161,517
	64,020,543	35,737,509

(1)         Contractual definition of currency in contracts with Brazilian National Bank for Economic and Social Development (“Banco Nacional de Desenvolvimento Econômico e Social or “BNDES”) that are in Brazilian Reais plus SELIC interest.

17.5                                 Transaction costs and premiums of securities issues

The fundraising costs are amortized on the contractual dates based on the effective interest rate.

			Balance to be amortized
Nature	Total cost	Amortization	September 30, 2019	December 31, 2018
Bonds	343,642	129,297	214,345	67,189
CRA and NCE	125,222	73,508	51,714	20,195
Import (“ECA”)	101,811	101,811		16,235
Syndicated Loan	72,774	33,209	39,565	30,552
Debentures	21,592	4,674	16,918	18,944
BNDES (“IOF”) (1)	53,730	13,702	40,028
Others	18,147	8,381	9,766	3,188
	736,918	364,582	372,336	156,303

(1)         Tax on Financial Operations

17.6                                 Relevant operations settled in the period

17.6.1                       Early settlement of CRA’s

On January 3, 2019, the Company settled in advance, through its wholly-owned subsidiary Fibria, the amount of R$ 878,573 of two series of CRA’s, with original maturities in 2021 and 2023 and a cost of 99% of CDI and IPCA + 4.5055% p.a. This settlement refers to the two of the nine series that were not obtained prior approval of the holders of the Certificates for the business combination between the Companies.

17.6.2                       BNDES

On March 15, 2019, the Company carried out the early amortization of R$ 299,682 with the BNDES, comprising an installment to be amortized from the balance of the outstanding debt plus the corresponding remuneration up to the payment date.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

17.6.3                       Export prepayment (“PPE”)

On June 17, 2019, the Company, through its subsidiary Suzano International Trade GmbH (former Fibria International Trade GmbH), voluntarily prepaid the amount of U.S.$ 631,138 (equivalent to R$ 2,454,443), related to an export prepayment agreement, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in 2022.

On June 18, 2019, the Company, through its subsidiary Suzano International Trade GmbH (former Fibria International Trade GmbH, voluntarily prepaid the amount of U.S.$ 156,032 (equivalent to R$ 602,410), related to an export prepayment agreement, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in October 2022.

17.6.4                       Finnvera

On April 29 and April 30, 2019, the Company voluntarily prepaid U.S.$ 208,400 (equivalent to R$ 822,200) related to certain financing agreements that were guaranteed by the export credit agencies Finnvera and EKN.

On June 17, 2019, the Company voluntarily prepaid the outstanding amount of U.S.$378,471 (equivalent to R$1,473,114) related to certain financing agreements that were guaranteed by the export credit agency Finnvera initially contracted in May 2016, which maturity date was 2025.

17.7                                 Relevant operations contracted in the period

17.7.1                       Senior Notes (“Notes 2029”)

On January 29, 2019, the Company reopened Senior Notes 2029 with the additional issue of debt securities in the amount of U.S.$ 750,000 (equivalent to R$ 2,874,150). The notes mature in January 2029 and were issued with interest of 5.465% p.a., which will be paid semi-annually.

17.7.2                       Export prepayment contracts (“PPE”)

On February 25, 2019, the Company entered into an export prepayment agreement in the amount of R$ 738,800, with annual interest payment of 8.35% p.a. and maturing in 2024.

On June 14, 2019, the Company, through its wholly-owned subsidiary Fibria International Trade GmbH, entered into a syndicated export prepayment transaction in the amount of U.S.$ 750,000 (equivalent to R$ 2,910,975), with a term of six years and grace period of five years. Suzano is the guarantor of the transaction.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

On June 14, 2019, the Company entered into an export prepayment agreement in the amount of R$ 578,400, with annual interest payment of 7.70% p.a. and maturing in 2024.

17.7.3                       Senior Notes (“Notes 2047”)

On May 21, 2019, the Company, through its subsidiary Suzano Austria GmbH issued an additional amount of U.S.$ 250,000 (equivalent to R$ 1,020,250) of its 7.000% Senior Notes due 2047, with yield at the rate of 6.245% p.a. and coupon at the rate of 7.0% p.a., to be paid semiannually, in March and September, with maturity on March 16, 2047. This operation is fully guaranteed by Suzano S.A.

17.7.4                       Senior Notes (“Notes 2030”)

On May 21, 2019, the Company, through its subsidiary Suzano Austria issued an aggregate amount of U.S.$ 1,000,000 (equivalent to R$ 4,081,000) of 5.000% Senior Notes due 2030, with yield at the rate of 5.180% p.a. and coupon at the rate of 5.0% p.a., to be paid semiannually, in January and July, with maturity on January 15, 2030. This operation is fully guaranteed by Suzano S.A.

17.7.5                       BNDES

On May 17, 2019, BNDES has released funds to the Company in the amount of R$ 108,050, with interest rates varying from Long Term Rate (“TLP”) plus interest rate of 0.96% p.a. to 1.44% p.a. to be paid from 2020 to 2028. The resources were applied to projects in the industrial, social and technological innovation areas.

17.7.6                       Debentures

On January 7, 2019, the Company issued R$ 4,000,000 in 7th issue, single series, non-convertible shares, due in January 2020 and with interest rates of 103% up to 112% of the CDI rate.

On March 27, 2019, the Company made the partial optional extraordinary amortization on the balance of the nominal unit value of all the debentures of this 7th issue, upon payment of the total amount of R$ 2,056,173, comprising an installment to be amortized balance of the nominal unit value of all debentures plus the corresponding remuneration.

On May 31, 2019, the Company redeemed in full its unsecured debentures of its 7th issuance, non-convertible into shares, with maturity on January 7, 2020, by paying the total outstanding amount of R$ 2,019,587, comprising the total balance of the face value per unit of the totality of the debentures of such issuance plus the corresponding remuneration.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

18                                           Lease operations

18.1                                 Right of use on lease agreements

As described in note 3.1.1, the Company adopted IFRS 16 and applied the IFRS retrospectively with the cumulative effect of adoption recorded at the date of initial application. Accordingly, comparative periods were not restated.

On January 1, 2019, the amounts corresponding to the right to use the current agreements were recognized, in amounts equivalent to the present value of the obligations assumed with the counterparties. The amortization of these balances will occur according to the terms defined for the leases. Except for land agreements that are automatically extended for the same period by means of notification to the lessor, for the other agreements are not allowed automatic renewals and for an indefinite period, as well as the exercise of termination is a right of both parties.

The Company does not have lease agreements with clauses of (a) variable payments that are based on the performance of the leased assets (ii) guarantee of residual value (iii) restrictions, such as, for example, obligation to maintain financial ratios.

In addition, the Company recognized under right of use the residual value of the right to use the agreements previously classified as financial leases under IAS 17 and which were recognized in the Property, plant and equipment group until December 31, 2018, being reclassified the amount of R$ 89,338 in the initial adoption.

The effect of its adoption of the balances for the nine-month period ended September 30, 2019 is set forth below:

	Lands and Farms	Machines and Equipment’s	Buildings	Ships and boats	Vehicles	Total
Balance as of December 31, 2018
Initial adoption on January 1, 2019	2,072,923	168,949	48,879	1,656,322	1,190	3,948,263
Additions	117,968	1,194	34,583	549,890		703,635
Amortization (1)	(175,486)	(11,579)	(22,786)	(81,446)	(694)	(291,991)
Balance as of September 30, 2019	2,015,405	158,564	60,676	2,124,766	496	4,359,907

(1)         The amount of R$ 185,066 is reclassified to biological assets to compose the formation cost.

For the nine-month period ended September 30, 2019, the Company is committed to lease agreements not yet in force for ships expected to be delivered one unit in first quarter 2019 and one unit in first quarter 2020.

18.2                                 Lease liabilities

At the adoption of IFRS 16, the Company recognized lease liabilities for the current agreements, and which were previously classified as operating leases in accordance with IAS 17 - Leasing Operations, except for agreements included in the practical

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

expedient permitted by the standard and adopted by the Company, as described in note 3.1.1.

The liabilities recognized as of January 1, 2019 correspond to the remaining balances payable of the lease contracts, measured to present value by the discount rates on the date of their adoption.

In addition, the Company recognized under lease liabilities the remaining balances of agreements previously classified as financial leases under IAS 17 and which were recognized in the group of loans and financing until December 31, 2018, being reclassified the amount of R$ 18,225 in the initial adoption, as set forth below:

Nature of agreement	Average rate - % per annual (1)	Maturity (2)	Present value of liabilities

Lands and farms	6.21	November 2046	2,072,923
Machines and Equipment’s	4.92	July 2032	239,995
Buildings	6.46	April 2027	48,880
Ships and boats	6.45	February 2039	1,656,322
Vehicles	6.05	April 2020	1,190
			4,019,310

(1)         To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.

(2)         Refers to the original maturities of the agreements and, therefore, do not consider eventual renewal clause.

The changes in the balances for the nine-month period ended September 30, 2019 are as follows:

Balance as of December 31, 2018
Initial adoption on January 1, 2019	4,019,310
Additions	703,480
Payments	(425,297)
Appropriation of financial charges (1)	192,277
Exchange rate variation	44,614
Balance as of September 30, 2019	4,534,384

Current	587,910
Non-current	3,946,474

(1)         The amount  of R$ 39,216 is reclassified to biological assets to compose the formation cost.

The maturity schedule of future payment not discounted to present value related to lease liabilities is disclosed in note 4.2.

18.2.1                       Discount rate

The discount rates applied on new lease agreements for nine-month ended September 30, 2019 are similar to those applied on adoption of IFRS 16.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

18.2.2                       Amounts recognized in the statement of income for the period

In the nine-month period ended September 30, 2019, were recognized the amounts:

Expenses relating to short-term assets	37,263
Expenses relating to low-value assets	8,293
45,556

18.2.3                       Reconciliation of operating lease commitments

Operating lease commitments disclosed as of December 31, 2018	1,448,241
Business combination with Fibria	2,974,729
Discounted through a lessee’s incremental loan rate at initial adoption	(421,313)
Reclassification from loans and financing (1)	18,225
Agreements revalued as service agreements	(572)
4,019,310

(1)         As of January 1, 2019, the lease balance was reclassified from “Loans and financing”, due to adoption of IFRS 16 by the Company note 17.2.

19                                           Provision for judicial liabilities

19.1                                 Changes in provisions for judicial liabilities

	September 30, 2019	December 31, 2018
Beginning balance	351,270	317,069
Business combination with Fibria (1)	211,294
Settlement	(25,655)	(41,011)
Reversal of processes	(35,593)	(19,010)
New processes	17,141	80,520
Judicial deposits - Changes	(16,089)
Monetary adjustment	33,459	13,702
Fair value adjustment on business combination with Fibria (2)	2,959,620
Ending balance	3,495,447	351,270

(1)         Business combination with Fibria its subsidiaries held on January 3, 2019, note 1.1.1.

(2)         Corresponds to the fair value adjustment on business combination with Fibria attributed to legal liabilities classified as possible and remote losses of Fibria, in the amounts of R$2,980,627 and R$50,993, respectively.

During the nine-month period ended September 30, 2019, there were no material changes in the lawsuits in progress or decisions affecting the Company in relation to these lawsuits.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

19.2                                 Lawsuits possible

The Company is involved in tax, civil and labor lawsuits, that are not provisioned since they involve risk with probability of loss classified by Management and by its legal advisors as possible:

	September 30, 2019	December 31, 2018
Taxes and Social Security (1)	6,855,904	1,077,761
Labor	202,085	85,309
Civil (1)	2,474,649	43,271
	9,532,638	1,206,341

(1)     Amounts net of the fair value adjustment on business combination with Fibria related to possible contingencies, as mentioned above.

The change in the balance refers to the lawsuits in progress arising from the business combination with Fibria, whose nature of the main causes were disclosed in its latest condensed consolidated financial information as of December 31, 2018.

20                                           Employee benefits

20.1                                 Defined benefits plan

The Company guarantees coverage of healthcare costs for former employees who retired by 2003 (until 1998 for former employees of Ripasa, current Limeira unit and until 2007 for former employees of the Jacareí unit), as well as their spouses for life and dependents while they are minors.

For other group of former employees, who exceptionally, according to the Company’s criteria and resolution or according with rights related to the compliance with pertinent legislation, the Company ensures the healthcare program.

The Company offers life insurance benefit provided to retirees.

20.2                                 Changes in employee benefits

Balance at December 31, 2017	351,263
Interest on employee benefits	35,920
Actuarial loss	69,305
Benefits paid in the year	(26,061)
Balance at December 31, 2018	430,427
Business combination with Fibria (1)	147,877
Interest on employee benefits	38,762
Benefits paid in the period	(24,599)
Balance on September 30, 2019	592,467

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

(1)         Business combination with Fibria its subsidiaries held on January 3, 2019, note 1.1.1.

21                                           Share-Based Compensation Plans

On September 30, 2019, the Company had two share-based, long-term compensation plans: i) Phantom stock option plan (“Phantom Shares - “PS”) and ii) Share Appreciation Rights (“SAR”), both paid in local currency.

These plans did not undergo any changes in their characteristics and measurement criteria since the financial statements of December 31, 2018.

21.1                                 Phantom stock option plan

	September 30, 2019	December 31, 2018
	Number of shares	Number of shares

Beginning balance	5,045,357	5,055,519
Granted during of the period	2,153,822	1,415,476
Exercised (1)	(240,954)	(751,859)
Exercised due to dismissal (1)	(106,983)	(153,601)
Abandoned / prescribed due to dismissal	(448,523)	(520,178)
Ending balance	6,402,719	5,045,357

(1)         For share options exercised and those exercised due to termination of employment, the average price on September 30, 2019 and December 31, 2018 was R$38.03 and R$47.77, respectively.

21.2                                 Common stock plan

Program	Date of grant	Deadline for the options to become exercisable	Price on grant date	Shares Granted	Restricted period for transfer of shares
Program 4	01/02/2018	01/02/2019	R$39.10	130,435	01/02/2022

Additionally, in 2019 the Company established a Restricted Shares plan based on the Company’s performance (Program 5). The Plan associates the quantity of Restricted Shares granted to the Company’s performance in relation to the EBITDA mark. The quantity of the restricted stock granted is defined in financial terms and is subsequently converted into shares based on the last 60 stock exchange trading days on December 31, 2019 of SUZB3 at B3.

After measurement of 2019 EBITDA, the Restricted Shares will be granted immediately, as they not have to comply to the vesting period. However, the beneficiaries of the grant must comply to the lockup period of thirty-six (36) months during which they will not be able to market the shares.

In the event that the beneficiaries leave the Company before the end of the fiscal year for the measurement of EBITDA, they will lose the right to the grant of Restricted Share.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019 (In thousands of R$, unless otherwise stated)

21.3                                 Equity and income statement balances

The amounts corresponding to the services received and recognized in the interim financial information are set forth below:

	Liabilities and equity		Income Statement
	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2018
Non-current liabilities
Provision for phantom stock plan	126,425	124,318	(13,875)	(117,708)
Shareholders’ equity
Stock option reserve	9,056	5,100	(3,956)	(72)
Total general and administrative expenses from share-based transactions			(17,831)	(117,780)

22                                           Shareholders’ Equity

22.1                                 Share capital

In January 2019, the Company’s share capital was increased in the amount of R$ 3,027,528, with the issuance of 255,437,439 registered common shares, with no par value, in accordance with resolutions adopted at the Extraordinary Shareholders’ Meeting, which the incorporation by the Company its subsidiary Eucalipto Holding S.A. was approved in connection with the business combination with Fibria, as described in note 1.1.1.

On September 30, 2019, the share capital of Suzano is R$ 9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. The value of the share capital is net of the public offering expenses of R$ 33,735.

The breakdown of the share capital is set forth:

	Ordinary
Shareholder	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.01
Controller	194,800,797	14.31
Managements	35,532,742	2.61
Alden Fundo de Investimento em Ações	26,154,741	1.92
	624,100,609	45.85
Treasury	12,042,004	0.88
BNDESPAR	150,217,425	11.04
Votorantim S.A.	75,180,059	5.52
Other shareholders	499,723,487	36.71
	1,361,263,584	100.00

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019
(In thousands of R$, unless otherwise stated)

By resolution of the Board of Directors, the share capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

On September 30, 2019, SUZB3 common shares ended the period quoted at R$33.65 (R$38.08 on December 31, 2018).

22.2             Dividends

On April 18, 2019, on Ordinary Shareholders’ Meeting was approved a payment of dividends in the amount of R$ 600,000, being complementary in the amount of R$ 596,534 paid through the reserve of profits and minimum mandatory dividends in the amount of R$ 3,466, the disbursement occurred on April 30, 2019.

23                       Earnings (loss) per share

23.1             Basic

The basic (loss) earnings per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	September 30, 2019	September 30, 2018
Resulted of the period attributed to controlling shareholders	(3,987,065)	(1,142,856)
Weighted average number of shares in the period	1,361,264	1,105,826
Weighted average treasury shares	(12,042)	(12,431)
Weighted average number of outstanding shares	1,349,222	1,093,395
Basic loss per common share - R$	(2.95508)	(1.04524)

23.2             Diluted

The diluted earnings per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares that would cause dilution.

	September 30, 2019	September 30, 2018
Resulted of the period attributed to controlling shareholders	(3,987,065)	(1,142,856)
Weighted average number of shares in the period (except treasury shares)	1,349,222	1,093,395
Weighted average number of shares (diluted)	1,349,222	1,093,395
Diluted loss per common share - R$	(2.95508)	(1.04524)

Due to the loss in the period, the Company does not consider the dilution effect in the measurement.

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019
(In thousands of R$, unless otherwise stated)

24                        Net Financial Result

	September 30, 2019	September 30, 2018
Financial expenses
Interest on loans, financing and debentures (1)	(2,528,303)	(629,466)
Amortization of fundraising costs	(172,803)	(31,674)
Other financial expenses	(454,650)	(374,032)
Amortization of fair value adjustment on business combination with Fibria	31,985
	(3,123,771)	(1,035,172)
Financial income
Financial investments	305,174	206,962
Other financial income	50,788	8,494
Amortization of fair value adjustment on business combination with Fibria	37,412
	393,374	215,456
Income from derivative financial instruments
Income	3,240,620	321,017
Expenses	(5,477,524)	(4,169,556)
	(2,236,904)	(3,848,539)
Monetary and exchange rate variation, net
Exchange rate variation on loans, financing and debentures	(3,286,253)	(1,743,817)
Monetary and exchange rate variations - other assets and liabilities (2)	(96,801)	322,103
	(3,383,054)	(1,421,714)
	(8,350,355)	(6,089,969)

(1)         Not include the amount of R$2,952 arising from capitalized interest in the nine-month period ended on September 30, 2019 (R$536 in the nine-month period ended on September 30, 2018). Additionally, included the amount of R$754 related to interest of FIDC (R$ 1,791 in the nine-month period ended on September 30, 2018).

(2)         Includes effects of exchange rate variations of customers, suppliers, cash and cash equivalents, financial investments and others.

25                        Net Sales Revenue

	September 30, 2019	September 30, 2018
Gross sales	22,904,748	11,207,225
Deductions:
Adjustment to present value	(5,316)	(3,421)
Returns and cancelations	(73,720)	(49,381)
Discounts and rebates	(2,814,413)	(7,867)
	20,011,299	11,146,556

Taxes on sales (1)	(1,047,309)	(932,331)

Net sales revenue	18,963,990	10,214,225

(1)         In 2018, included the social contribution to the National Institute of Social Security (“INSS”), which represents 2.5% of the gross sales revenue in the domestic market. This is a tax obligation pursuant to Law n°12.546/11, article 8, Appendix I and their respective amendments.

The change in the consolidated balance is mainly related to the effect of Fibria’s operations as of January 1, 2019.

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019
(In thousands of R$, unless otherwise stated)

26                       Information by Segment and Geographic Areas

26.1             Criteria for identifying operating segments

The Company evaluates the performance of its business segments through the operating result. The information disclosed under “Not Segmented” is related to income statement and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities.

The operating segments defined by Management are as follows:

i)                                         Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff pulp mainly to supply the foreign market, with any surplus sold in the domestic market.

ii)                                      Paper: comprises production and sale of paper to meet the demands of both domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019
(In thousands of R$, unless otherwise stated)

26.2             Information on operating segments

	September 30, 2019
	Pulp	Paper	Not segmented	Total
Net sales revenue	15,395,971	3,568,019		18,963,990
Domestic market (Brazil)	1,432,137	2,465,823		3,897,960
Foreign market	13,963,834	1,102,196		15,066,030
Asia	6,804,036	101,856		6,905,892
Europe	4,506,430	155,685		4,662,115
North America	2,617,286	317,250		2,934,536
South and Central America	36,082	496,284		532,366
Africa		31,121		31,121
Cost of sales	(12,581,007)	(2,352,419)		(14,933,426)
Gross profit	2,814,964	1,215,600		4,030,564
Gross margin (%)	18.3%	34.1%		21.3%

Operating income (expenses)	(1,532,136)	(561,355)	128,115	(1,965,376)
Selling	(1,084,740)	(282,558)		(1,367,298)
General and administrative	(606,419)	(281,353)		(887,772)
Other operating, net	153,222	(12,890)	128,115	268,447
Income from associates and joint ventures	5,801	15,446		21,247

Operating profit before net financial income (“EBIT”) (1)	1,282,828	654,245	128,115	2,065,188
Operating margin (%)	8.3%	18.3%		10.9%

Financial result, net			(8,350,355)	(8,350,355)
Net income (loss) before taxes	1,282,828	654,245	(8,222,240)	(6,285,167)

Income taxes			2,295,649	2,295,649

Net income (loss) for the period	1,282,828	654,245	(5,926,591)	(3,989,518)
Profit (loss) margin for the period (%)	8.3%	18.3%		(21.0)%
Result of the period attributable to controlling shareholders	1,282,828	654,245	(5,924,138)	(3,987,065)
Result of the period attributed to non-controlling shareholders			(2,453)	(2,453)

Depreciation, depletion and amortization	5,936,578	376,504		6,313,082

Products sold (in tons)	6,492,134	887,811		7,379,945
Foreign market	5,881,145	291,749		6,172,894
Domestic market (Brazil)	610,989	596,062		1,207,051

(1)         Earnings before interest and tax.

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019
(In thousands of R$, unless otherwise stated)

	September 30, 2018
	Pulp	Paper	Not segmented	Total
Net sales revenue	6,920,649	3,293,576		10,214,225
Domestic market (Brazil)	524,341	2,328,999		2,853,340
Foreign market	6,396,308	964,577		7,360,885
Asia	3,108,361	80,173		3,188,534
Europe	2,259,516	162,527		2,422,043
North America	993,779	137,098		1,130,877
South and Central America	34,652	556,744		591,396
Africa		28,035		28,035
Cost of sales	(3,114,369)	(2,117,203)		(5,231,572)
Gross profit	3,806,281	1,176,372		4,982,653
Gross margin (%)	55.0%	35.7%		48.8%

Operating income (expenses)	(305,889)	(636,494)		(942,382)
Selling expenses	(158,253)	(274,997)		(433,250)
General and administrative expenses	(183,105)	(366,491)		(549,596)
Other operating income (expenses), net	35,470	1,127		36,597
Income from associates and joint ventures		3,867		3,867

Operating profit before net financial income (1)	3,500,392	539,878		4,040,271
Operating margin (%)	50.6%	16.4%		39.6%
Financial result, net			(6,089,969)	(6,089,969)
Net income (loss) before taxes	3,500,392	539,878	(6,089,969)	(2,049,698)
Income taxes			907,600	907,600

Net income (loss) for the period	3,500,392	539,878	(5,182,369)	(1,142,098)
Profit margin for the period (%)	50.6%	16.4%		(11.2)%
Result of the period attributable to controlling shareholders	3,500,392	539,878	(5,183,126)	(1,142,856)
Result of the period attributed to non-controlling shareholders			758	758

Depreciation, depletion and amortization	830,178	345,094		1,175,272

Products sold (in tons)	2,580,649	905,377		3,486,026
Foreign market	2,359,652	274,244		2,633,896
Domestic market (Brazil)	220,997	631,134		852,131

(1)         Earnings before interest and tax.

26.3             Net sales by product

The following table set forth the breakdown of consolidated net sales by product:

	September 30, 2019	September 30, 2018
Products
Market pulp (1)	15,395,971	6,920,650
Printing and writing paper (2)	2,934,497	2,694,177
Paperboard	592,891	548,142
Other	40,631	51,256
Net sales	18,963,990	10,214,225

(1)         Revenue from fluff pulp represents (around 0.6% of total net sales) and, therefore, was included in market pulp sales.

(2)         Tissue is a recently launched product and its revenues represent less than 2.2% of total net sales. Therefore, it was included in the sales of printing and writing paper.

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019
(In thousands of R$, unless otherwise stated)

27                        Expenses by Nature

	September 30, 2019	September 30, 2018
Cost of sales (1)
Personnel expenses	(1,035,211)	(471,023)
Variable cost	(5,485,017)	(2,406,689)
Logistics cost	(2,004,928)	(777,669)
Depreciation, depletion and amortization	(2,879,996)	(1,146,740)
Amortization of fair value adjustment on business combination with Fibria and Facepa	(2,706,095)
Other	(822,179)	(429,451)
	(14,933,426)	(5,231,572)

Selling expenses
Personnel expenses	(148,498)	(102,933)
Services	(61,010)	(62,275)
Logistics cost	(385,757)	(216,334)
Depreciation and amortization	(57,435)	(3,302)
Amortization of fair value adjustment on business combination with Fibria	(614,030)
Other (2)	(100,568)	(48,406)
	(1,367,298)	(433,250)

General and Administrative expenses
Personnel expenses	(485,076)	(340,625)
Services	(226,002)	(116,927)
Depreciation and amortization	(38,496)	(25,230)
Amortization of fair value adjustment on business combination with Fibria	5,173
Other (3)	(143,371)	(66,814)
	(887,772)	(549,596)

Other operating (expenses) income net
Rents and leases	1,832
Result from sale of other products, net (4)	20,113	3,090
Result from sale and disposal of property, plant and equipment and biological assets, net	(52,776)	(17,437)
Result on fair value adjustment of biological assets	83,453	5,954
Amortization of intangible assets	(6,055)	(5,611)
Insurance reimbursement	6,589
Provision for loss of judicial deposits	(3,284)
Amortization of fair value adjustment on business combination with Fibria, Facepa and Ibema	(12,022)
Sale of legal credits	87,000	51,846
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (5)	128,115
Other operating income (expenses), net	15,482	(1,245)
	268,447	36,597

(1)         Includes the amount of R$516,397, related to idle capacity and maintenance downtime.

(2)         Includes expected credit losses, insurance, materials of use and consumption, expenses with travel, accommodation, participation in trade fairs and events.

(3)         Includes corporate expenses, insurance, materials of use and consumption social projects and donations, expenses with travel and accommodation.

(4)         Includes depletion from wood sold in the amount of R$4,126 (On September 30, R$7,277).

(5)   For further information see note 9.

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information as of September 30, 2019
(In thousands of R$, unless otherwise stated)

28                        Explanatory notes not disclosed

The Company disclosed explanatory notes to the annual financial statements detailing the financial instruments, advances to suppliers, the tax amnesty and refinancing program, asset retirement obligations, long term commitments, shareholders’ equity, benefits to employees, compensation program based on shares, accounts payable with acquisition of assets and subsidiaries, insurance, and impairment testing, that we omitted in the September 30, 2019 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position disclosed in the financial statements as at December 31, 2018.

29                       Subsequent events

29.1             Debenture Issuance — Single Serie

On October 17, 2019, the Company announced to the market a debentures issuance, not-convertible into shares, unsecured, single serie, in the amount of R$ 750,000, with maturity date on September 15, 2028 and interest rate of 100% of CDI plus spread of 1.20% p.a.